Exhibit 99.2

Execution Version

PURCHASE AND SALE AGREEMENT

MANAGEMENT SYSTEMS RESOURCES INC.
MSR CUSTOMS CORPORATION
MSR CUSTOMS & COMMODITY TAX GROUP
AND MSR INTERNATIONAL INC.

- and -

THE DESCARTES SYSTEMS GROUP INC.

- and –

XXXXXXXXXXXX solely in XXX capacity as Sellers’ Representative

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Defined Terms	2
1.2	Rules of Construction	16
1.3	Entire Agreement	16
1.4	Time of Essence	17
1.5	Governing Law and Submission to Jurisdiction	17
1.6	Severability	17
1.7	Knowledge	17
1.8	Joint and Several	17
1.9	Exhibits	17

	ARTICLE 2
	PURCHASE AND SALE

2.1	Purchased Equity	18
2.2	Purchased Assets	18
2.3	Excluded Assets	20
2.4	Assumption of Liabilities by the Purchaser	20

	ARTICLE 3
	PURCHASE PRICE AND RELATED MATTERS

3.1	Purchase Price	22
3.2	Calculation of Closing Date Payment	22
3.3	Payment of Purchase Price	22
3.4	Allocation of Purchase Price	24
3.5	Determination of Closing Working Capital	24
3.6	Acceptance or Dispute of the Closing Working Capital	24
3.7	Working Capital Post-Closing Adjustment	26
3.8	Transfer Taxes	26
3.9	Section 20(24) Election	27
3.10	Section 22 Election	27
3.11	Section 56.4 Election	28

	ARTICLE 4
	REPRESENTATIONS AND WARRANTIES OF THE SELLERS

4.1	Organization	28
4.2	Authorization	28
4.3	Authorized and Issued Capital of the Purchased Entity	29
4.4	Organization of Purchased Entity	29
4.5	No Other Agreements to Purchase	29
4.6	No Violation	29
4.7	Books and Records	30
4.8	Sufficiency of Purchased Assets	30
4.9	Title to Property	30
4.10	Leased Real Property	30
4.11	Intellectual Property	31

-i-

4.12	Information Systems	33
4.13	Insurance	34
4.14	Product Warranties; Defects; Liabilities; Services	35
4.15	Material Contracts	35
4.16	Compliance with Laws; Authorizations	36
4.17	Compliance with Anti-Corruption Laws	36
4.18	Notices, Consents and Approvals	36
4.19	No Brokers	36
4.20	Financial Statements; Absence of Liabilities	36
4.21	Banking Information	37
4.22	Restrictions on Business Activities	37
4.23	Non-Arm’s Length Transactions	37
4.24	Taxes	38
4.25	Litigation	39
4.26	Residency/Tax Status	40
4.27	GST Registration and Residency	40
4.28	Transaction Payments	40
4.29	Employees	40
4.30	Employee Accruals	42
4.31	No Collective Agreements	42
4.32	Employee Plans	42
4.33	Absence of Certain Changes or Events	43
4.34	No Outstanding Fees or Commissions	43
4.35	Privacy and Anti-Spam Matters	44
4.36	No Other Representations or Warranties	44

	ARTICLE 5
	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

5.1	Organization	45
5.2	Authorization	45
5.3	No Violation	45
5.4	Consents and Approvals	45
5.5	Litigation	46
5.6	Brokers	46
5.7	GST Registration and Residency	46
5.8	Financial Resources	46
5.9	Share Consideration	46
5.10	Listing	46
5.11	Public and Regulatory Filings	46

	ARTICLE 6
	COVENANTS

6.1	Access to Purchased Business and Purchased Assets	47
6.2	Consent to Transfer Not Obtained Prior to Closing	47
6.3	Books and Records	48
6.4	Conduct of Purchased Business Prior to Closing	48
6.5	Approvals	51
6.6	Employees	51
6.7	Transitional Services	53
6.8	Confidential Information	54

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6.9	Post-Closing Use of Personal Information	56
6.10	Exclusivity	56
6.11	Financing Cooperation	56
6.12	D&O Indemnification and Insurance	57
6.13	Business Acquisition Reports	58
6.14	Name Change	59
6.15	Access to Insurance; Assumed Proceedings	59
6.16	XXXXXXXXXXXXXXXXXX and 90 Days Accounts Receivable	60
XXX	XXXXXXXXX	61

ARTICLE 7
TAX MATTERS

7.1	Preparation of Tax Returns	61
7.2	Tax Contests	62
7.3	Tax Indemnification Events	62
7.4	Tax Cooperation	63
7.5	Elections and Covenants	63

ARTICLE 8
CLOSING

8.1	Transfer	64
8.2	Closing Deliveries by the Sellers and the Sellers’ Representative	64
8.3	Closing Deliveries by the Purchaser	65
8.4	Conditions of Closing in Favour of the Purchaser	66
8.5	Conditions of Closing in Favour of the Sellers	67
XXX	XXXXXXXXXXXXXXXXXX	67

ARTICLE 9
TERMINATION

9.1	Termination Rights	68
9.2	Effect of Exercise of Termination Rights	69

ARTICLE 10
R&W INSURANCE POLICY; RECOURSE

10.1	R&W Insurance Policy	69
10.2	Survival	70
10.3	Indemnity by the Sellers	70
10.4	Indemnity by the Purchaser	70
10.5	Claim Notice	71
10.6	Time Limits for Delivery of Claim Notice	71
10.7	Monetary Limitations	72
10.8	Limitation Periods	73
10.9	Direct Claims	73
10.10	Third Party Claims	73
10.11	Calculation of Damages	74
10.12	Insurance Policies and Tax Benefits and Detriments	75
10.13	Mitigation	75
10.14	No Double Recovery	75

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10.15	Agency for Non-Parties	75
10.16	Exclusive Remedy	75

ARTICLE 11
MISCELLANEOUS

11.1	Sellers’ Representative; Power of Attorney	76
11.2	Equitable Remedies	78
11.3	Release	78
11.4	Notices	79
11.5	Amendments and Waivers	80
11.6	Assignment	80
11.7	Successors and Assigns	81
11.8	Fees and Expenses	81
11.9	Consultation	81
11.10	Further Assurances	81
11.11	Counterparts	81
11.12	No Third Party Beneficiaries	81
11.13	Wrong Pockets	82

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PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made the 27th day of January, 2019,

BETWEEN:

MSR CUSTOMS & COMMODITY TAX GROUP,
a partnership XXXXXXXXXXXXXXX
XXXXXXXXXXXXXXX
XXXXXXXXXXXXXXX
(hereinafter referred to as “MSRCCTG”),

- and -

MANAGEMENT SYSTEMS RESOURCES INC.,
a corporation XXXXXXXXXXXXXXX
XXXXXXXXXXXXXXX
(hereinafter referred to as “MSR”),

- and -

MSR INTERNATIONAL INC.,
a corporation XXXXXXXXXXXXXXXXXXXXX
(hereinafter referred to as “MSRII”),

- and -

MSR CUSTOMS CORPORATION,
a corporation XXXXXXXXXXXXXXXXXXXXX
(hereinafter referred to as “MSRCC” and
hereinafter referred to collectively with MSRCCTG,
MSR and MSRII, as the “Sellers”, and each a
“Seller”),

- and -

THE DESCARTES SYSTEMS GROUP INC.,
a corporation XXXXXXXXXXXXXXXXXXXXX
(hereinafter referred to as the “Purchaser”),

- and -

XXXXXXXXXXXXXXX
solely in XXX capacity as Sellers’ Representative and not as an individual
(hereinafter referred to as the “Sellers’ Representative”).

WHEREAS the Sellers collectively carry on the Purchased Business and the Sellers wish to sell to the Purchaser and the Purchaser wishes to purchase (or cause one or more of its Affiliates to purchase) from the Sellers the Purchased Assets and the Purchased Equity on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1                   Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“90 Days Accounts Receivable” means receivables due to any Seller or EDI that have been outstanding for more than 90 days (with such 90 day or longer period calculated based on the date a Seller or EDI issued an invoice for such receivable to the Closing Date).

“Accounts Receivable” has the meaning set out in Section 2.2(c).

“Adjustment Date” means the third Business Day after the date on which the Closing Working Capital is finally determined in accordance with Section 3.6.

“Affiliate” means, in respect of any specified Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control” is the power, directly or indirectly, to direct the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise, and “controlled by” has a similar meaning.

“Applicable Hold Period Expiration” means, as it pertains to the portion of the Share Consideration transferred to each Key Employee, (i) one year from the Closing Date with respect to one-third (1/3rd) of such Share Consideration, (ii) each monthly anniversary of the Closing Date beginning on the thirteen month anniversary of the Closing Date and ending on the twenty three month anniversary of the Closing Date, with respect to one-eighteenth (1/18th) of such Share Consideration, and (iii) the twenty-fourth month anniversary of the Closing Date with respect to the balance of such Share Consideration.

“Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Authority, in each case required in connection with the transactions contemplated by this Agreement.

“Assumed Contracts” has the meaning set out in Section 2.2(e).

“Assumed Liabilities” has the meaning set out in Section 2.4.

“Assumed Proceedings” has the meaning set out in Section 2.2(q).

“Audited Financial Statements” has the meaning set out in the definition of Financial Statements.

“Authorization” means, with respect to any Person, property, transaction or event, any order, permit, approval, consent, waiver, licence, certificate, qualification, registration or similar authorization of any Governmental Authority having jurisdiction over such Person or its property.

“Bankruptcy and Equity Exceptions” means, collectively, (i) bankruptcy, insolvency, moratorium, reorganization and other Laws relating to or affecting the enforcement of creditors’ rights generally and (ii) the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court.

“BAR Requirements” has the meaning set out in Section 6.13(a).

“Best Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve the result as expeditiously as possible, provided, however, that a Person required to use Best Efforts under this Agreement will not be thereby required to take actions that would result in a material adverse change in the benefits to such Person of this Agreement and the transactions contemplated hereby or to make any material dispositions or changes to its business, expend any material funds or incur any other material burden.

“Books and Records” means books and records of the Purchased Business, including financial, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, business reports, plans and projections and all other documents, surveys, plans, files, records, assessments, correspondence and other data and information, financial or otherwise, including all data, information and databases stored on computer-related or other electronic media, and such media itself.

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in the Province of Ontario, on which commercial banks in Toronto, Ontario are open for business.

“Canadian Sellers” means MSR and MSRCCTG.

“CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada).

“Claim Notice” has the meaning set out in Section 10.5.

“Clearance Certificate” has the meaning set out in Section 3.8(c).

“Closing” means the closing of the transactions contemplated hereby.

“Closing Date” means (a) the date that is two Business Days after the date on which the last of the conditions set forth in Article 8 (excluding conditions that, by their terms, cannot be satisfied until the date of Closing, but subject to the satisfaction or waiver of those conditions as of the Closing) is satisfied or waived, or (b) such other date as the Sellers and the Purchaser may mutually agree, provided that the Closing Date shall occur no later than the Outside Date.

“Closing Date Payment” has the meaning set out in Section 3.2(b).

“Closing Deliveries” means the documents described in Sections 8.2 and 8.3 to be delivered by or on behalf of the Sellers and the Purchaser, respectively.

“Closing Working Capital” means the Working Capital as at the Closing Date.

“Confidential Information” has the meaning set out in Section 6.8.

“Constating Documents” of any Entity means, as applicable, the articles, by-laws, partnership agreement, limited partnership agreement, limited liability company agreement, operating agreement, shareholders agreement or other governing or constitutional document of such Entity.

“Contract” means any legally binding agreement, indenture, contract, lease, deed of trust, licence, option or instrument.

“Contract Rights” has the meaning set out in Section 6.2.

“Contractual Consent” means any consent, notice, waiver, approval, authorization or other action required to be obtained, provided or taken by any Seller under any Material Contract in connection with the transactions contemplated hereunder.

“Current Assets” has the meaning ascribed thereto in Exhibit 3.5(a).

“Current Liabilities” has the meaning ascribed thereto in Exhibit 3.5(a).

“D&O Indemnified Party” has the meaning set out in Section 6.12.

“Damages” means any loss, cost, liability, claim, interest, fine, penalty, assessment, Taxes, damages available at law or in equity, or expense (including reasonable and documented costs, fees and expenses of legal counsel).

“Data Room” means the virtual data room of the Sellers for “Project Echo” maintained by XXXXXXXXXXXXXXXXXXXXXXXX, access to which was provided to the Purchaser and its Representatives for purposes of their due diligence investigations in connection with the transactions contemplated by this Agreement.

“Declarations” mean XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX  (each a “Declaration”).

“Designated Time” shall have the meaning set out in Section 2.2.

“Direct Claim” has the meaning set out in Section 10.5.

“Disclosing Party” has the meaning set out in Section 6.8(a).

“Disclosure Letter” means the disclosure letter delivered by the Sellers to the Purchaser contemporaneously with the execution and delivery of this Agreement.

“EDI” means EDI Customs Brokers Inc., a corporation XXX XXX XXX XXX XXX XXX XXX XXX

XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX

“Effective Time” means 12:01 a.m. on the Closing Date.

“Employee Plans” means all compensation, bonus, deferred compensation, incentive compensation, executive compensation, stock compensation, share purchase, share appreciation, share option, equity or equity-based compensation, severance or termination pay, vacation pay, hospitalization or other medical, health and welfare benefits, life or other insurance, dental, eye care, drug, disability, salary continuation, supplemental unemployment benefits, profit-sharing, mortgage assistance, employee loan, employee discount, employee assistance, counselling, pension, retirement or supplemental retirement benefit plans, arrangements or agreements, including defined benefit or defined contribution pension plans and group registered retirement savings plans, and all other similar employee benefit plans, arrangements or agreements, whether oral or written, formal or informal, funded or unfunded, including all policies and plans with respect to holidays, sick leave, short and long-term disability, vacations, expense reimbursements and automobile allowances and rights to company-provided automobiles, that are administered, sponsored or maintained or contributed to or required to be contributed to, by any Seller or the Purchased Entity for the benefit of any of the Employees or former employees of the Purchased Business or their respective beneficiaries, or to which any Seller or the Purchased Entity has any actual or potential liability, whether or not insured and whether or not subject to any applicable Law. For certainty, “Employee Plans” do not include any Statutory Plans.

“Employees” means the individuals who are employed by a Seller or Purchased Entity in a Purchased Business and who are listed in Schedule 4.29(a) (as Schedule 4.29(a) may be amended on or prior to the Closing Date), but does not include any Excluded Employees.

“Encumbrance” means any encumbrance, lien, lease, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, encroachment, servitude, restriction on use, right of occupation, any matter capable of registration against title, option, right of first offer or refusal or similar right, restriction on voting (in the case of any voting or equity interest), right of pre-emption or privilege or any Contract to create any of the foregoing.

“Entity” means a Person other than an individual.

“Escrow Agent” has the meaning set out in Section 3.3(a)(ii).

“Escrow Agreement” has the meaning set out in Section 3.3(a)(ii).

“Estimated Working Capital” has the meaning set out in Section 3.2(a).

“ETA” means Part IX of the Excise Tax Act (Canada), as amended from time to time.

“Excluded Assets” has the meaning set out in Section 2.3.

“Excluded Employees” has the meaning set out in Section 6.6(a).

“Final Determination” means a determination made by a Governmental Authority (including pursuant to a settlement) or court of competent jurisdiction where all rights to object to or appeal from the determination (including any right to obtain relief under a competent authority or similar process) have been exhausted or have expired.

“Financial Statements” means (i) the audited combined balance sheet, combined statement of income and retained earnings, and a combined statement of cash flows of the Sellers as at and for the financial years ended April 30, 2016, 2017 and 2018, including the notes thereto and the report of the Sellers’ auditors thereon (the “Audited Financial Statements”), and (ii) the unaudited combined balance sheet,  combined statement of income and retained earnings, and a combined statement of cash flows of the Sellers as at and for the five month period ended September 30, 2018, true and complete copies of which are annexed as Schedule 4.20.

“Financing” has the meaning set out in Section 6.11(a).

“Founder Beneficiaries” mean  XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX

“GAAP” means the generally accepted accounting principles as in effect from time to time in the United States of America (including the accounting recommendations published in the Handbook of the American Institute of Certified Public Accountants).

 XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX

“Governmental Authority” means any domestic, foreign or multinational (a) federal, provincial, state, territorial, municipal, local or other government, (b) any governmental or quasi-governmental authority of any nature, including any governmental ministry, agency, branch, department, court, commission, board, tribunal, bureau or instrumentality, (c) any body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature or (d) any stock exchange.

“GST” means all Taxes payable under the ETA (including, for greater certainty, the harmonized sales tax), and any reference to a specific provision of the ETA shall refer to any successor provision thereto of like or similar effect.

“Indemnified Party” means a Person whom the Seller or the Purchaser, as the case may be, is required to indemnify under Article 10.

“Indemnified Taxes” has the meaning set out in Section 10.3(c).

“Indemnifying Party” means, in relation to an Indemnified Party, the Party that is required to indemnify such Indemnified Party under Article 10.

“Indemnity Escrow Amount” has the meaning set out in Section 3.3(a)(i).

“Independent Accountant” has the meaning set out in Section 3.6(b).

“Independent Contractor” means the individuals who are engaged by and currently performing services for a Seller or Purchased Entity in a Purchased Business, are classified as “consultants” or “independent contractors” and who are listed on Schedule 4.29(a).

“Information Systems” means the Software, hardware, telecommunications, network connections, peripherals and related communication and technology infrastructure (excluding communication infrastructure that is generally accessible by the public) used by the Sellers and the Purchased Entity in carrying on the Purchased Business.

“Intellectual Property” means all (i) intellectual or industrial property, including patents, copyrights, trade-marks, industrial designs, trade names, brand names, business names, service marks, (and including registrations of and applications for all of the foregoing in any jurisdiction and renewals, divisions, extensions and reissues, where applicable, relating thereto), and (ii) all proprietary information, including trade secrets, know-how, equipment and parts lists and descriptions, instruction manuals, inventions, inventors’ notes, research data, blue prints, drawings and designs, formulae, processes, technology, (iii) all Telecom Addresses; and (iv) all other intellectual property in whatever form or format.

 XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX

“Interim Period” means the period from the date hereof until the earlier of the Time of Closing and the termination of this Agreement under Section 9.1.

“Key Employees” mean  XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX

“Laws” means all principles of common law and applicable federal, provincial, state, regional, territorial, municipal or local laws, statutes, treaties, codes or ordinances, whether domestic or foreign, of or by any Governmental Authority of competent jurisdiction, including applicable Regulations, Orders and stock exchange rules or policies.

“Lease” has the meaning set out in Section 4.9(c).

“Leased Real Property” means the lands described in Schedule 2.2(a), and all buildings, structures, improvements and appurtenances situated thereon or thereunder.

“Licensed-In IP” means Intellectual Property licensed to a Seller in connection with the Purchased Business, or a Purchased Entity pursuant to a Contract.

“Licensed-Out IP” means any Purchased IP licensed to a Person pursuant to a Contract.

“Loss Contract” has the meaning set out in Section 4.14(b).

“Material Adverse Effect” means any circumstance, matter, event, change or effect (collectively, “Events”) that, individually or when taken together with all other circumstances, matters, events, changes or effects that have occurred during any relevant period of time before the determination of the occurrence of that circumstance, matter, event, change or effect, has had or would reasonably be expected to have a material adverse effect on the Purchased Business or the operations, assets, liabilities, financial condition or operating results of the Purchased Business, other than any circumstance, matter, event, change or effect resulting from or attributable to:

(a)	changes or developments in general political, regulatory, financial or economic conditions or the state of credit, capital, currency or securities markets;

(b)	changes or developments affecting the industries or markets in which the Purchased Business operates generally;

(c)
any changes or developments in global, national or regional political or social conditions (including any act of terrorism or any outbreak of hostilities, military action or war or any escalation or worsening thereof) or any act of God, natural or man-made disaster, similar calamity or other force majeure event;

(d)	the adoption or proposed implementation of, or changes in, applicable Laws or interpretations of those Laws by Governmental Authorities;

(e)	changes in GAAP or any interpretation thereof;

(f)	actions or inactions required by applicable Laws or GAAP;

(g)
the entry into or announcement of this Agreement, including the identity of the Purchaser and its Affiliates and any communication by the Purchaser or its Affiliates regarding its plans or intentions for the Purchased Business, any action or inaction required by this Agreement or taken or committed to be taken with the written consent of the Purchaser, and including any related loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Sellers with any of its current or prospective employees, regulators, customers, suppliers, contractual counterparties or other business partners;

(h)
any failure to meet any projections, forecasts or estimates in respect of the Purchased Business, provided that this clause (h) will not prevent a determination that any Event underlying such failure to meet projections, forecasts or estimates has resulted in or contributed to a Material Adverse Effect (to the extent such Event is not otherwise excluded from this definition of Material Adverse Effect);

(i)	any matter disclosed in the Disclosure Letter on the date of this Agreement;

except in the case of each of clauses (a), (b), (c), (d), (e), and (f), to the extent any such Event has not had or would not reasonably be expected to have a disproportionate effect on the on the Purchased Business compared to the business of other participants in the industries in which the Purchased Business operates.

“Material Contract” means any Assumed Contract (other than the Lease or Replacement Lease):

(a)
that provides for the payment by any Seller or the Purchased Entity in excess of, or the delivery by any Seller or the Purchased Entity of goods or services with a fair market value in excess of, XXXXXX per year during the remaining term thereof (based on the Sellers’ good faith estimate) or that required such payments in the year prior to the date hereof;

(b)
that provides for any Seller (excluding MSRCCTG) or the Purchased Entity to receive any payments in excess of, or any property with a fair market value in excess of XXX XXX per year during the remaining term thereof (based on the Sellers’ good faith estimate) or that required such payments in the year prior to the date hereof;

(c)	all Contracts with XXX XXX XXX XXX XXX XXX XXX XXX XXX

(d)
whereby any Seller or the Purchased Entity has guaranteed or otherwise agreed to cause, insure or become liable for, or pledged any of its assets to secure, the performance or payment of, any obligation or other liability of any Person;

(e)
which contains covenants of any Seller or the Purchased Entity or any of their respective present or future Affiliates not to compete in any line of business, in any geographic area or with any Person or grants any exclusivity rights, rights of first refusal, rights of first negotiation or similar rights to any Person;

(f)	which obligates any Seller or the Purchased Entity to deliver future product enhancements or contains a “most favoured nation” or similar pricing clause;

(g)	that relates to capital expenditures and involves future payments in excess of XXX XXX in any individual case or XXX XXX in the aggregate;

(h)
for the purchase of any materials, supplies, equipment, merchandise or services that obligates any Seller or the Purchased Entity to purchase all or substantially all of its requirements of a particular product or service from a supplier or to make periodic minimum purchases of a particular product or service from a supplier; and

(i)	that relates to the borrowing of money or the extension of credit or any indebtedness (excluding any Retained Liabilities) or Encumbrance (other than Permitted Encumbrances);

but, notwithstanding the foregoing, shall, except in the case of Contracts described under (b) or (c) or Contracts with customers, exclude any Contract (x) that is terminable by any party thereto on 60 or fewer days’ notice without penalty or (y) that is an Employee Plan. All Material Contracts are listed in Schedule 2.2(e).

“MSR” means Management Systems Resources Inc., a corporation existing under the laws of Ontario.

“MSRCC” means MSR Customs Corporation, a corporation existing under the laws of Delaware.

“MSRCC Authorizations” means the Authorizations held by MSRCC, as described in Schedule 4.18(a), which will need to be replaced by the Purchaser.

“MSRCCTG” means MSR Customs & Commodity Tax Group XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX

“Non-Assigned Contract” has the meaning set out in Section 6.2(a).

“Notice of Acceptance” has the meaning set out in Section 3.6(a).

“Notice of Objection” has the meaning set out in Section 3.6(a).

“Off-the-Shelf Software” means “shrink-wrap”, “click-wrap” or other commercially available “off-the-shelf” software licenced for use by the Purchased Business.

“Orders” means all applicable judgments, orders, writs, injunctions, rulings, decisions, decrees, awards, assessments and binding directives, protocols, policies, standards and guidelines rendered by any Governmental Authority.

“Ordinary Course of Business” means in all material respects the ordinary course of business of the Sellers and the Purchased Entity, as applicable, consistent with past practice.

“Outside Date” has the meaning set out in Section 9.1(a)(iii).

“Parties” means the Sellers, the Purchaser, and solely where the context requires, the Sellers’ Representative and “Party” means the Sellers, collectively, the Purchaser or solely where the context requires, the Sellers’ Representative.

“Permitted Encumbrances” means:

(a)
liens for Taxes, assessments and governmental charges that are due but are being contested in good faith and diligently by appropriate proceedings and in respect of which adequate provision for the related monetary obligation has been made in the Financial Statements;

(b)
in respect of immovable (real) property, servitudes, easements, restrictions, rights-of-way and other similar rights, including those identified on title policies or preliminary title reports, provided the same have been complied with in all material respects;

(c)	construction, mechanics’, carriers’, workers’, repairers’, storers’ or other similar Encumbrances (inchoate or otherwise) if individually or in the aggregate (i) they are not material; (ii) they arose or were incurred in the Ordinary Course of Business; (iii) they have not been filed, recorded or registered in accordance with applicable Law; (iv) notice of them has not been given to the Sellers or the Purchased Entity; and (v) the debt secured by them is not in arrears;

(d)	in respect of immovable (real) property, the reservations in any original grants from the Crown of any immovable (real) property or interest therein;

(e)
inchoate liens claimed or held by any Governmental Authority or a public utility in respect of the payment of Taxes or utilities not yet due and payable and in respect of which adequate provision for the related monetary obligation has been made in the Financial Statements;

(f)	in respect of immovable (real) property, matters that would be disclosed by an accurate survey or inspection of the real property;

(g)	Encumbrances that shall be released prior to or as of the Closing;

(h)	Encumbrances created by or through the Purchaser or any of its Affiliates;

(i)	Encumbrances with respect to any obligations as lessee under capitalized leases;

(j)
rights, interests, liens or titles of, or through, a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar agreement or in the property being leased or licensed; and

(k) the Encumbrances described in Schedule 1.1(e).

“Person” means any individual, corporation, legal person, partnership, firm, joint venture, syndicate, association, trust, trustee, limited liability company, unincorporated organization, trust company, Governmental Authority or any other form of entity or organization.

“Personal Information” means any information in the possession or control of any Seller about an identifiable individual, other than the business address or telephone number of an Employee.

“Pre-Closing Tax Period” means a taxation year or fiscal period that ends on or before the Time of the Equity Transfer.

“Pre-Existing Leases” has the meaning set out in Section 2.3(c).

“Privacy Laws” means all applicable Laws governing the collection, use, disclosure and retention of personal information, including the Personal Information Protection and Electronic Documents Act (Canada).

“Proceedings” means actions, suits, appeals, claims, applications, Orders, investigations, proceedings, grievances, arbitrations or alternative dispute resolution processes.

“Products” has the meaning set out in Section 4.14(a).

“Publicly Sourced Software” means each of (i) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free Software, open source Software (e.g., GNU General Public License, Apache Software License, MIT License), or pursuant to similar licensing and distribution models; and (ii) any Software that requires as a condition of use, modification, hosting and/or distribution of such Software or of other Software used or developed with, incorporated into, derived from, or distributed with such Software, that such Software or other Software (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making derivative works; (C) be redistributed, hosted or otherwise made available at no or minimal charge; or (D) be licensed, sold or otherwise made available on terms that (x) limit in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of such Software or other Software or (y) grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of such Software or other Software.

“Purchase Agreement Deductible” has the meaning set out in Section 10.7(a).

“Purchase Price” has the meaning set out in Section 3.1.

“Purchased Assets” has the meaning set out in Section 2.2.

“Purchased Business” means the global trade and financial transaction compliance business as well as the governance, risk management and compliance business, including in both cases, related global trade management systems, software solutions, consulting services, duty tax recovery services and customs brokerage services businesses carried on by the Sellers and the Purchased Entity.

“Purchased Entity” means EDI.

“Purchased Entity Disability Employees” has the meaning set out in Section 6.6(e).

“Purchased Entity Employees” has the meaning set out in Section 6.6(a).

“Purchased Equity” means, collectively, all of the issued and outstanding shares in the capital of EDI.

“Purchased IP” has the meaning set out in Section 2.2(g).

“Purchased Software” has the meaning set out in Section 4.11(i).

“Purchaser’s Indemnified Parties” means the Purchaser, the Purchaser’s Affiliates, the Purchased Entity and their respective directors, officers, employees and agents.

“Purchaser GAAP Interpretation” has the meaning set out in Section 3.5(d).

“Purchaser Releasee” has the meaning set out in Section 11.3(b).

“Purchaser Releasor” has the meaning set out in Section 11.3(a).

“Purchaser Shares” has the meaning set out in Section 3.3(a)(iv).

XXX has the meaning set out in Section 3.6(b).

“R&W Insurance Policy” means that certain representation and warranty insurance policy issued by XXX XXX XXX XXX XXX XXX XXX XXX XXX insuring, and purchased by, the Purchaser or one of its Affiliates on the date of this Agreement.

“Receiving Party” has the meaning set out in Section 6.8(a).

“Registration Documents” has the meaning set out in Section 8.2(b).

“Regulations” means all regulations, rules and other statutory instruments having the force of law promulgated under or pursuant to any Laws.

“Related Party” means, with respect to any Person, an Affiliate of such Person and any other Person with whom such Person does not deal at arms-length within the meaning of the Tax Act.

“Related to the Purchased Business” means, directly or indirectly, used in, arising from or otherwise related to the Purchased Business.

“Replacement Lease” means the lease entered into on the Closing Date and immediately prior to the Time of the Equity Transfer between XXX XXX XXX  and MSR substantially in the form attached to Exhibit 8.2(g)

“Representative” means, with respect to any Person, its officers, directors, employees, Affiliates, financial advisors, attorneys, accountants, actuaries, consultants and other agents, advisors and representatives.

“Required Customer Consents” means the Contractual Consents to be provided by XXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXX

“Retained Liabilities” has the meaning set out in Section 2.4(b)(viii).

“Retention Amount” means XXX XXX

“Review Period” has the meaning set out in Section 3.5(b).

“Sales Taxes” means any GST, retail sales tax or similar Tax imposed by the Canadian government or by any provincial or territorial government.

“Seller Fundamental Representations” means the representations and warranties in XXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXX

“Seller Releasee” has the meaning set out in Section 11.3(a).

“Seller Releasor” has the meaning set out in Section 11.3(b).

“Sellers’ Indemnified Parties” means the Sellers, the Sellers’ Affiliates and their respective directors, officers, employees and agents.

“Sellers’ Target Working Capital” means XXX XXX

“Services” has the meaning set out in Section 4.14(b).

“Share Consideration” has the meaning set out in Section 3.3(a)(iv).

“Share Consideration Value” has the meaning set out in Section 3.1(b).

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.

“Statutory Plans” means statutory benefit plans that any Seller is required to participate in or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety and insurance and employment insurance legislation.

“Straddle Period” means a taxation year or fiscal period that includes but does not begin or end on the Closing Date.

“Stub Period Return” has the meaning set out in Section 7.1(a).

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

“Tax Indemnification Event” means a Final Determination having been made by a Governmental Authority or a court of competent jurisdiction regarding a liability for Taxes.

“Tax Notice” has the meaning set out in Section 7.2.

“Tax Representations” mean the representations and warranties set forth in Sections 4.24 (Taxes), 4.26 (Residency/Tax Status), and 4.27 (GST Registration and Residency).

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, information returns, and statements in respect of Taxes that are filed or required to be filed with any applicable Governmental Authority, including all amendments, schedules, attachments or supplements thereto and whether in tangible or electronic form.

“Taxes” means, with respect to any Person, any supranational, national, federal, provincial, territorial, state or local income, goods and services, harmonized sales, value added, corporation, land transfer, property, licence, payroll, excise, sales, use, capital, transfer, withholding, branch, profits, payroll, employment, government pension plan premiums and contributions, social security premiums, employment/unemployment insurance or other tax, levy, duty, assessment, reassessment or other charge of any kind whatsoever, whether direct or indirect, including any interest and penalty or other addition to or on any of the foregoing, whether disputed or not, imposed by a Governmental Authority.

“Telecom Addresses” means network or Internet Protocol addresses or locators, including domain names, IPv4 and IPv6 addresses, Uniform Resource Locators (URLs) and media access control (MAC) addresses.

“Third Party Claim” has the meaning set out in Section 10.5.

“Time of Closing” means 10:00 a.m. (Eastern time) on the Closing Date, or such other time on the Closing Date as the Sellers and the Purchaser may agree, it being understood that in all circumstances the Time of Closing shall occur one minute after the Time of the MSR Transfer.

“Time of the Equity Transfer” means 9:45 a.m. (Eastern time) on the Closing Date, or such other time on the Closing Date as the Sellers and the Purchaser may agree, it being understood that in all circumstances the Time of the Equity Transfer shall occur one minute before the Time of the MSR Transfer.

“Time of the MSR Transfer” means 9:50 a.m. (Eastern time) on the Closing Date, or such other time on the Closing Date as the Sellers and the Purchaser may agree, it being understood that in all circumstances the Time of the MSR Transfer shall occur one minute before the Time of Closing.

XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXXXXX XXX XXX XXX XXX XXX XXX XXX XXX

“Transferred Employees” has the meaning set out in Section 6.6(a).

“TSA” means a transition services agreement substantially in the form of Exhibit 8.2(f) to be entered into by the Purchaser and MSRCC on the Closing Date.

“TSX” means the Toronto Stock Exchange.

“Unadjusted Cash Consideration” has the meaning set out in Section 3.1(a).

“Working Capital” means the value of Current Assets less Current Liabilities, calculated in accordance with the Working Capital Principles.

“Working Capital Escrow Amount” has the meaning set out in Section 3.3(a)(i).

“Working Capital Post-Closing Adjustment Amount” has the meaning set out in Section 3.7(a).

“Working Capital Principles” has the meaning set out in Section 3.5(a).

“Wrong Pocket Asset” has the meaning set out in Section 11.13(b).

“Wrong Pocket Excluded Asset” has the meaning set out in Section 11.13(a).

1.2                   Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)
the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article”, “Section” or “Exhibit” followed by a number or letter refer to the specified Article or Section of or Exhibit to this Agreement;

(c)	references to a “Schedule” refer to such Schedule as provided in the Disclosure Letter;

(d)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(e)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(f)	the word “including” is deemed to mean including without limitation and grammatical variations have corresponding meanings;

(g)	any reference to any Contract (including this Agreement) means such Contract as amended, modified, replaced or supplemented from time to time;

(h)	all dollar amounts refer to Canadian dollars;

(i)
any reference in this Agreement to any statute includes all Regulations and subordinate legislation made under or in connection with that statute, in any case as the same may be amended, modified, replaced or supplemented from time to time;

(j)
any time period within which a payment is to be made or other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)
whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day.

1.3                    Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein.

1.4                    Time of Essence

Time shall be of the essence of this Agreement.

1.5                    Governing Law and Submission to Jurisdiction

(a)         This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

(b)         Each of the Parties irrevocably and unconditionally (i) submits to the exclusive jurisdiction of the courts of the Province of Ontario over any action or Proceeding arising out of or relating to this Agreement, (ii) agrees to commence such an action or Proceeding in Toronto, Ontario, and to cooperate and use its commercially reasonable efforts to bring the action or Proceeding before the Ontario Superior Court of Justice (Commercial List), (iii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iv) agrees not to assert that such courts are not a convenient forum for the determination of any such action or Proceeding.

1.6                    Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner materially adverse to a Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.7                   Knowledge

References in this Agreement to the knowledge of the Sellers mean the actual knowledge of any one or more of the individuals listed in Schedule 1.7 after due inquiry.

1.8                   Joint and Several

The Sellers shall and shall be deemed to act on a joint and several basis hereunder for all purposes. All obligations, undertakings, agreements, covenants, representations, warranties, conditions and other provisions in this Agreement of, by, applicable to or binding upon any Seller shall be deemed to be of, by or binding upon all the Sellers on a joint and several basis.

1.9                    Exhibits

The following Exhibits are attached to and form part of this Agreement:

Exhibit 3.3(a)(ii)                             Form of Escrow Agreement

Exhibit 3.4 Allocation of Purchase Price

Exhibit 3.5(a) Working Capital Principles and Sample Calculation

Exhibit 8.2(f) Form of TSA

Exhibit 8.2(g) Replacement Lease

Exhibit 8.2(l) Form of Non-Competition Agreements

ARTICLE 2

PURCHASE AND SALE

2.1                    Purchased Equity

Subject to the terms and conditions of this Agreement, at the Time of the Equity Transfer, MSR shall sell, assign and transfer to the Purchaser and the Purchaser shall purchase from MSR, the Purchased Equity.

2.2                    Purchased Assets

Subject to the terms and conditions of this Agreement, at the Designated Time the Sellers shall sell, assign and transfer to the Purchaser (or such of its Affiliates as designated by the Purchaser) and the Purchaser (or such of its Affiliates as designated by the Purchaser) shall purchase from the Sellers, as a going concern with all related goodwill, all of the property and assets Related to the Purchased Business (other than the Excluded Assets), whether real or personal, tangible or intangible, of every kind and description and wheresoever situate (collectively, the “Purchased Assets”), including:

(a)
Leased Real Property. Except for the Pre-Existing Leases (which will be replaced with the Replacement Lease immediately prior to the Time of the Equity Transfer), all rights as lessee of real property Related to the Purchased Business in which any Seller has a leasehold interest (including the Leased Real Property), together with all leasehold improvements relating thereto, including all rights under the leases described in Schedule 2.2(a);

(b)	Fixed Assets. All fixed assets Related to the Purchased Business;

(c)
Accounts Receivable. All accounts receivable, trade accounts, notes receivable, book debts and other debts due or accruing due to any Seller or Related to the Purchased Business, together with any unpaid interest accrued on such items and the benefit of all security for such items (the “Accounts Receivable”);

(d)	Prepaid Amounts. All deposits and prepaid expenses;

(e)	Agreements. All Contracts of any Seller Related to the Purchased Business, but excluding any Contract forming part of the Excluded Assets (the “Assumed Contracts”);

(f)	Authorizations. All transferable Authorizations Related to the Purchased Business, including those material Authorizations described in Schedule 4.16;

(g)	Intellectual Property. All Intellectual Property Related to the Purchased Business, including the Intellectual Property described in Schedule 2.2(g) (the “Purchased IP”);

(h)	Computer Hardware and Software. All computer hardware and Software Related to the Purchased Business, including all rights under licences and other agreements or instruments relating thereto;

(i)	Personal Property. All machinery, equipment, furniture and other chattels Related to the Purchased Business, including those in possession of suppliers, customers and other third parties;

(j)	Books and Records. All Books and Records (other than those required by Law to be retained by any Seller, copies of which will be made available to the Purchaser);

(k)
Goodwill. All goodwill, together with the exclusive right for the Purchaser to represent itself as carrying on the Purchased Business in succession to the Sellers and the right to use any words indicating that the Purchased Business is so carried on, including the exclusive right to use the names and styles currently used by the Sellers, or any variation thereof, as part of the name or style under which the Purchased Business or any part thereof is carried on by the Purchaser;

(l)	CASL Consents. Any consents Related to the Purchased Business obtained by the Sellers from a third Person which permit or purport to permit communication with the third Person in compliance with CASL;

(m)	Warranties. All third party warranties and guarantees with respect to assets Related to the Purchased Business, to the extent the same are assignable or transferable by any Seller;

(n)	Current Assets. All other Current Assets as reflected in the calculation of Closing Working Capital;

(o)	Proceeds. All proceeds of any or all of the foregoing received or receivable after the Designated Time;

(p)	Insurance Proceeds. All proceeds of any insurance claim relating to the Purchased Business or any Purchased Assets or Assumed Liabilities in respect of any event occurring on or prior to Closing; and

(q)
Proceedings. All rights to, or that may give rise to, any Proceeding of any nature, whether or not commenced, available to or being pursued by the Sellers or the Purchased Entity to the extent related to the Purchased Business or any of the Purchased Assets or the Assumed Liabilities, including any Proceeding arising by way of counterclaim (collectively, the “Assumed Proceedings”).

The “Designated Time” shall mean, in the case of the sale, transfer and assignment of any Purchased Asset held by MSR, the Time of the MSR Transfer, and in the case of the sale, transfer and assignment of any Purchased Asset of a Seller other than MSR, the effective time set forth in Section 8.1.

2.3                    Excluded Assets

The Purchased Assets shall not include any of the following property and assets (collectively, the “Excluded Assets”):

(a)	the Purchased Equity (which for the avoidance of doubt, is addressed by Section 2.1);

(b)	any partnership interests in MSRCCTG;

(c)	the leases set out in Schedule 2.3(c) (the “Pre-Existing Leases”);

(d)	cash on hand, cash equivalents, bank deposits and marketable securities of the Sellers;

(e)	bank accounts of the Sellers;

(f)	minute books, stock ledgers and Tax records of the Sellers;

(g)	except as provided in Section 2.2(o) and Section 6.15, insurance policies and the rights thereunder;

(h)	personnel records that any Seller is required by Law to retain in its possession (copies of which will be provided at Closing to the Purchaser);

(i)	the Sellers’ rights under this Agreement;

(j)
Tax instalments paid by any Seller and the right to receive any refund of Taxes paid by any Seller, including any harmonized sales tax input tax credits of the Sellers in respect of the Pre-Closing Tax Period;

(k)	all rights and interests in and to the Employee Plans, and any related assets or insurance policies;

(l)	any Contracts relating to Retained Liabilities; and

(m)	the assets, property and Contracts identified in Schedule 2.3(m).

2.4 Assumption of Liabilities by the Purchaser

(a) Subject to the provisions of this Agreement, the Purchaser (or its applicable Affiliate designee) agrees to assume, pay, satisfy, discharge, perform and fulfil, from and after the Effective Time, all obligations and liabilities of the Purchased Business other than the Retained Liabilities, including (collectively, the “Assumed Liabilities”):

(i)	all obligations and liabilities of the Sellers under the Assumed Contracts and the Purchased IP;

(ii)	all obligations and liabilities of the Sellers under the Authorizations referred to in Section 2.2(f), excluding for greater certainty the MSRCC Authorizations;

(iii) all Current Liabilities;

(iv)
all obligations and liabilities of any Seller related to the Purchased Assets and the operations of the Purchased Business (other than Retained Liabilities) regardless of whether or not such obligations and liabilities exist prior to the Time of Closing or arise from and after the Time of Closing;

(v)	all obligations and liabilities of the Purchased Entity; and

(vi)	all obligations respecting Employees which are specifically assumed by the Purchaser pursuant to Section 6.6.

(b) Notwithstanding anything to the contrary in Section 2.3 or Section 2.4(a), Assumed Liabilities shall exclude the following obligations and liabilities of the Sellers:

(i)
all obligations and liabilities of any Seller for or in respect of any indebtedness to any other Seller or any Related Party of any Seller, including any accrued or unpaid principal, interest, fees or other amounts or obligations;

(ii)	all obligations and liabilities of the Sellers under the MSRCC Authorizations;

(iii)	all obligations and liabilities of any Seller for or in respect of any indebtedness for borrowed money owed to any Person other than another Seller or any Related Party of any Seller;

(iv)
all obligations and liabilities of any Seller (or members, partners or shareholders of any Seller) for any Taxes excluding, for greater certainty, Taxes in respect of the operation of the Purchased Business after Closing;

(v)	all liabilities retained by Sellers pursuant to Section 6.6;

(vi)
any change of control payments, transaction payments or bonuses payable to any Person or any other liabilities payable to any Person as a result of the transactions contemplated by this Agreement or the process of selling the Purchased Business (in each case, other than in connection with customer Contracts, and other than liabilities assumed by the Purchaser pursuant to Section 6.6), or any liability to distribute any portion of the Purchase Price to any of the Sellers’ securityholders, Employees, or any other Person or otherwise apply all or any part of the consideration received by the Sellers under this Agreement (including for the avoidance of doubt, as a result of the Declarations);

(vii) the obligations of any Seller under this Agreement; and

(viii)	all obligations and liabilities of any Seller related to the Excluded Assets other than the Purchased Entity (collectively, the “Retained Liabilities”).

ARTICLE 3

PURCHASE PRICE AND RELATED MATTERS

3.1 Purchase Price

Subject to such adjustments as contemplated by this Agreement, the consideration payable by the Purchaser to the Sellers for the Purchased Assets and the Purchased Equity, exclusive of all applicable Sales Taxes and transfer Taxes (the “Purchase Price”) shall be equal to:

(a) $333,000,000 (“Unadjusted Cash Consideration”), as adjusted in accordance with this Article 3; plus

(b) twelve million dollars ($12,000,000) (the “Share Consideration Value”); plus

(c) the value of the Assumed Liabilities as agreed by the Parties prior to the Closing Date; minus

(d) an amount equal to the XXX XXX XXX XXX

3.2 Calculation of Closing Date Payment

(a) As soon as practicable prior to the Closing Date, but in no event later than three Business Days prior to the Closing Date, the Sellers’ Representative shall provide to the Purchaser an estimate of the Closing Working Capital, which will be based on a combined balance sheet of the Sellers and the Purchased Entity and dated as at the Closing Date and calculated in a manner consistent with the manner in which the Closing Working Capital is to be determined under Section 3.5(a) (the “Estimated Working Capital”). The Sellers’ Representative will provide the Purchaser with its calculation and determination of the Estimated Working Capital.

(b) The cash consideration to be paid on the Closing Date (the “Closing Date Payment”) will be equal to the Unadjusted Cash Consideration:

(i)	plus, the amount, if any, by which the Estimated Working Capital exceeds the Sellers’ Target Working Capital;

(ii)	minus, the amount, if any, by which the Sellers’ Target Working Capital exceeds the Estimated Working Capital.

3.3 Payment of Purchase Price

The Purchase Price will be paid and satisfied, subject to adjustment in accordance with this Article 3, as follows:

(a) at the Time of Closing:

(i)
the Purchaser shall pay by wire transfer of immediately available funds to an account or accounts designated by the Sellers’ Representative in writing no later than three Business Days prior to the Closing Date an amount equal to the Closing Date Payment, minus an amount equal to

XXX XXX  the “Working Capital Escrow Amount”) minus an amount equal to XXX XXX (the “Indemnity Escrow Amount”);

(ii)
the Purchaser shall pay the Working Capital Escrow Amount and the Indemnity Escrow Amount by wire transfer of immediately available funds to or to the order of XXX XXX XXX XXX XXX XXX XXX XXX , in trust (the “Escrow Agent”), to be held in escrow and distributed in accordance with the provisions of an escrow agreement substantially in the form of Exhibit 3.3(a)(ii) (the “Escrow Agreement”) to be entered into by the Purchaser, the Sellers, the Sellers’ Representative, and the Escrow Agent on the Closing Date;

(iii)	an amount equal to the agreed value of the Assumed Liabilities as set out in Exhibit 3.4 shall be paid and satisfied by the assumption by the Purchaser of the Assumed Liabilities at Closing; and

(iv)
the issuance to MSR, in partial payment of the portion of the Purchase Price payable to MSR, the number of common shares in the capital of the Purchaser (the “Purchaser Shares”) equal to the Share Consideration Value divided by the volume weighted average trading price of the Purchaser Shares traded on the TSX during the XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX , rounded down to the nearest whole number (the “Share Consideration”).

(b) MSR hereby notifies Purchaser that, immediately following the issuance of the Share Consideration described in Section 3.3(a)(iv), MSR shall transfer one-fourth (1/4th) of the Share Consideration to each of the Key Employees set forth in Schedule 3.3, and accordingly MSR directs Purchaser to register one fourth (1/4th) of the common shares comprising the Share Consideration in each of the names of the Key Employees at the time of issue and to direct its transfer agent and registrant for its common shares to issue to each Key Employee 13 share certificates representing (i) in the case of one such share certificate, one-third (1/3rd) of such portion of the Share Consideration; (ii) in the case of 11 of such share certificates, one-eighteenth (1/18th) of such portion of such Share Consideration; and (iii) in the case of one of such share certificate, the balance of such portion of such Share Consideration, in each case containing a restrictive legend prohibiting the transfer of such shares until the Applicable Hold Period Expiration and, to the extent applicable, the legend prescribed by Section 2.5(2)3.(i) of National Instrument 45-102 – Resale of Securities, and in respect of which the Purchaser’s transfer agent shall be instructed to (i) enforce the restrictions on transfer contained in such legends and (ii) exchange each such certificate upon expiry of the restrictions on transfer contained in such legends for a new certificate bearing no legend and representing the same number of common shares in the capital of the Purchaser as represented by the legended certificate upon request of the registered holder of the certificate and receipt of the legended certificate with appropriate signature guarantee of the registered holder.

(c) At the Time of the Equity Transfer, the Purchaser shall pay, as an advance to and at the direction of EDI, XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX

(d) On the Adjustment Date, the Purchaser or Seller, as the case may be, shall pay the Working Capital Post-Closing Adjustment Amount, if any, in accordance with Section 3.7.

3.4 Allocation of Purchase Price

The Sellers and the Purchaser agree to allocate the Purchase Price amongst the Sellers in accordance with the percentage allocation set forth in Exhibit 3.4. The Parties further agree to prepare an allocation of the Purchase Price amongst the Purchased Assets in a manner consistent with the percentage allocation amongst the Sellers in Exhibit 3.4 prior to the Closing Date, and to report the sale and purchase of the Purchased Assets and Purchased Equity in a manner consistent with such allocation for all Tax purposes including in the preparation of financial statements, the filings of any Tax Returns or in the course of any audit by any Governmental Authority, Tax review or Tax Proceeding relating to any Tax Returns.

3.5 Determination of Closing Working Capital

(a) Within 120 days following the Closing Date, the Purchaser shall prepare or cause to be prepared, at the Purchaser’s sole expense, and deliver to the Sellers’ Representative a calculation of Working Capital as at the Effective Time on the Closing Date, prepared in accordance with the principles, policies, categorizations, definitions, methods, practices, judgments, classifications, estimation methodologies and techniques (the “Working Capital Principles”) set out in Exhibit 3.5(a). For illustration purposes, an example of such Working Capital calculation is also included in Exhibit 3.5(a).

(b) Following receipt of the calculation of the Closing Working Capital, the Sellers’ Representative will have 45 days to review such calculation (the “Review Period”).

(c) Each Party shall be responsible for its own fees and expenses, including the fees and expenses of its accounting advisors, in preparing or reviewing, as the case may be, the calculation of the Closing Working Capital. If a dispute regarding the calculation of the Closing Working Capital is submitted for determination to the Independent Accountant under Section 3.6, the fees and expenses of the Parties and the Independent Accountant will be paid in accordance with Section 3.6.

(d) If, in connection with the calculation of the Closing Working Capital by the Purchaser as contemplated in Section 3.5(a), the Purchaser reasonably interprets the accounting policies, practices, principles, methods and estimation techniques (including in respect of the exercise of management judgement) as actually applied in the preparation of the Audited Financial Statements for the year ended April 30, 2018 as being inconsistent with GAAP (the “Purchaser GAAP Interpretation”), then the Sellers’ Target Working Capital shall also be recalculated to reflect the Purchaser GAAP Interpretation.

3.6 Acceptance or Dispute of the Closing Working Capital

(a) Following receipt of the calculation of the Closing Working Capital as contemplated by Section 3.5, if the Sellers’ Representative objects in good faith to the calculation of the Closing Working Capital or the Purchaser GAAP Interpretation, the Sellers’ Representative shall so notify the Purchaser by delivering to the Purchaser a written notice to that effect (the “Notice of Objection”) prior to the end of the Review Period. The Notice of Objection must set out in reasonable detail (i) any item of the Closing Working Capital which the Sellers’ Representative believes has not been prepared in accordance with this Agreement and the correct amount of such item, (ii) the reasons for the Sellers’ Representative objection in respect of each such item, and (iii) the Sellers’ Representative’s alternative calculation of the Closing Working Capital as prepared in accordance with the Working Capital Principles. Any item or amount to which no objection is raised in the Notice of Objection will be final and binding on the Parties on the last day of the Review Period. If the Sellers’ Representative does not object to the calculation of the Closing Working Capital, the Sellers’ Representative may so notify the Purchaser by delivering a written notice to that effect (the “Notice of Acceptance”). If the Sellers’ Representative does not deliver a Notice of Objection or Notice of Acceptance to the Purchaser prior to the end of the Review Period, the Sellers’ Representative will be deemed to have delivered a Notice of Acceptance to the Purchaser on the last day of the Review Period and the Purchaser’s calculation of the Closing Working Capital will be deemed to be final and binding for purposes of the adjustments referred to in Section 3.7.

(b) If the Sellers’ Representative delivers a Notice of Objection in accordance with Section 3.6(a), the Sellers’ Representative and the Purchaser shall work expeditiously and in good faith to resolve all of the items in dispute set out in the Notice of Objection within 30 days following delivery of the Notice of Objection. Any items in dispute as set out in the Notice of Objection that are not resolved by the end of that 30-day period will be submitted in writing by the Sellers’ Representative and the Purchaser for determination to XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX or such other independent accounting firm mutually agreed to by the Sellers’ Representative and the Purchaser (the “Independent Accountant”). In making its determination, the Independent Accountant will act as expert and not as arbitrator, must only consider the items in dispute submitted to it in writing in accordance with the preceding sentence, and must make reasonable efforts to determine the items in dispute within 30 Business Days following the date of appointment. In any such case, a single partner of the Independent Accountant selected by the Independent Accountant in accordance with its normal procedures and having expertise with respect to settlement of such objections shall act for the Independent Accountant in the determination proceeding, and the Independent Accountant shall render a written decision as to each objected matter, including a statement in reasonable detail of the basis for its decision. In resolving each such item in the Notice of Objection, the Independent Accountant (i) shall resolve such matter in accordance with the provisions of this Agreement, and (ii) may not assign a value to any item greater than the greatest value for such item claimed by either the Purchaser or the Sellers’ Representative or less than the smallest value for such item claimed by either the Purchaser or the Sellers’ Representative. The Purchaser and the Sellers’ Representative shall make available to the Independent Accountant the books and records and relevant personnel, as well as any documents or work papers used in the preparation of the items in Section 3.5(a) and the Notice of Objection, and all other items reasonably requested by the Independent Accountant. Each of the Parties agrees to use its commercially reasonable efforts to cooperate with the Independent Accountant (including by executing a customary engagement letter reasonably acceptable to it) and to cause the Independent Accountant to resolve any such dispute as soon as practicable but in no event later than 30 Business Days after the commencement of the Independent Accountant’s engagement.

(c) The determination of the Independent Accountant will be final and binding on the Parties and will not be subject to appeal, absent manifest error, and the Closing Working Capital as determined by the Independent Accountant will be final and binding for purposes of the adjustments referred to in Section 3.7.

(d) The fees, costs and expenses of the Independent Accountant shall be borne equally by the Sellers on the one hand, and the Purchaser, on the other hand. Any fees and expenses of the Independent Accountant to be paid by the Sellers, shall, at the option of the Purchaser, be paid from the Working Capital Escrow Amount. The Purchaser, the Sellers’ Representative and the Sellers shall each bear their own costs in presenting their respective cases to the Independent Accountant. The Purchaser, the Sellers’ Representative and the

Sellers shall each bear their own costs in presenting their respective cases to the Independent Accountant.

(e) XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX

3.7 Working Capital Post-Closing Adjustment

(a) The amount by which the Closing Working Capital, as finally determined in accordance with Section 3.6, is more or less than the Estimated Working Capital is referred to as the “Working Capital Post-Closing Adjustment Amount”.

(b) If the Closing Working Capital, as finally determined in accordance with

Section 3.6, is more than the Estimated Working Capital, on the Adjustment Date, the Purchaser shall (i) pay the Working Capital Post-Closing Adjustment Amount by wire transfer of immediately available funds to an account or accounts designated by the Sellers’ Representative in writing and (ii) together with the Sellers’ Representative, deliver a joint written instruction to the Escrow Agent to release the Working Capital Escrow Amount to the Sellers.

(c) If the Closing Working Capital, as finally determined in accordance with Section 3.6, is less than the Estimated Working Capital, on the Adjustment Date:

(i)
if the Working Capital Escrow Amount equals or exceeds the Working Capital Post-Closing Adjustment Amount, the Sellers’ Representative shall, together with the Purchaser, deliver a joint written instruction to the Escrow Agent to release (A) the Working Capital Post-Closing Adjustment Amount from the Working Capital Escrow Amount to the Purchaser and (B) the balance of the Working Capital Escrow Amount, if any, to an account or accounts designated by the Sellers’ Representative in writing; and

(ii)
otherwise, the Sellers shall (A) pay the amount by which the Working Capital Post-Closing Adjustment Amount exceeds the Working Capital Escrow Amount by wire transfer of immediately available funds to or to the order of the Purchaser and (B) cause the Sellers’ Representative to, together with the Purchaser, deliver a joint written instruction to the Escrow Agent to release the Working Capital Escrow Amount to the Purchaser.

3.8 Transfer Taxes

(a) The Purchaser shall be liable for and shall pay directly to the appropriate Governmental Authority or the Sellers, as the case may be, all Sales Taxes, transfer Taxes and all other duties, fees or other like charges of any jurisdiction properly payable by the Purchaser in connection with the transfer of the Purchased Assets by the Sellers to the Purchaser. Any amounts paid by the Purchaser to the Sellers under this Section 3.8 shall be remitted by the Sellers to the appropriate Governmental Authority as soon as possible after the receipt of such amount by the Sellers.

(b) At the Closing, if applicable, each of the Canadian Sellers and the Purchaser shall execute jointly an election under Section 167 of the ETA to have the sale of the Purchased Assets take place free of GST. The applicable Canadian Seller and the Purchaser shall make the elections in the prescribed form containing prescribed information and such elections shall be filed by the Purchaser for the reporting period in which the sale of the Purchased Assets takes place, in compliance with the requirements of the applicable Law. For greater certainty, Purchaser shall indemnify and hold Canadian Sellers harmless from and against any taxes payable under the ETA (and under any applicable provincial laws) and any penalty or interest in respect thereof which may be payable by or assessed against any Canadian Seller as a result of or in connection with such Seller’s failure to collect the applicable taxes payable under the ETA (and under any applicable provincial laws) on the sale of the Purchased Assets, including any such taxes, penalties and interest arising as a result of any failure or refusal by any taxation authority to accept such election or on the basis that such election was inapplicable, invalid or not properly made.

(c) If applicable, at the Closing, or as soon as reasonably possible thereafter, each of the Canadian Sellers shall obtain and provide to the Purchaser a certificate (a “Clearance Certificate”) pursuant to Section 6 of the Retail Sales Tax Act (Ontario) or similar legislation in those jurisdictions in which the Purchased Assets are located, indicating that the Canadian Sellers have paid all provincial Sales taxes collectable or payable by them up to the Closing Date or has entered into satisfactory arrangements for the payment of such Taxes. Notwithstanding anything to the contrary in this Agreement, until such time as the appropriate Clearance Certificate(s) have been provided to the Purchaser, the Sellers agree to indemnify and hold harmless the Purchaser, its officers, directors, employees and controlling persons for any provincial Sales Tax, penalties and interest payable or assessed against the Purchaser, directly or indirectly, by reason of, or in the event of, the Purchaser’s failure to obtain a Clearance Certificate.

3.9 Section 20(24) Election

The Purchaser, on the one hand, and each of the Canadian Sellers, on the other hand, shall, if applicable, jointly execute and file an election under subsection 20(24) of the Tax Act, in the manner required by subsection 20(25) of the Tax Act, and the equivalent provisions of any applicable provincial Laws, with respect to the amount paid by the applicable Canadian Seller to the Purchaser for assuming future obligations. Each Canadian Seller and the Purchaser acknowledge that a portion of the Purchased Assets transferred by the applicable Canadian Seller to the Purchaser pursuant hereto with a value equal to the amount elected under subsection 20(24) of the Tax Act is being transferred by the Canadian Sellers to the Purchaser as a payment for the assumption by the Purchaser of such future obligations.

3.10 Section 22 Election

The Purchaser, on the one hand, and each of the Canadian Sellers, on the other hand, shall, if applicable, jointly execute and file an election under subsection 22(1) of the Tax Act and the corresponding provisions of any other applicable Tax statute as to the sale of the Accounts Receivable and designate in such election an amount equal to the portion of the

Purchase Price allocated to the Accounts Receivable pursuant to Section 3.4. This election, or these elections, shall be made within the time prescribed for such elections.

3.11 Section 56.4 Election

If requested by either Party, the other Party agrees to make any available elections or amended elections in prescribed form (or such other form as is reasonably requested) and within the prescribed time limits pursuant to section 56.4 of the Tax Act and any analogous provision of any provincial or territorial tax statute.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set out in the Disclosure Letter, the Sellers each represent and warrant to the Purchaser that:

4.1 Organization

(a) Each Seller is validly existing under the Laws of its jurisdiction of formation set out in Schedule 4.1 and has the power to own or lease its property, including the Purchased Assets owned or leased by it, to carry on the Purchased Business as now being conducted by it and to enter into this Agreement and all other agreements and instruments to be executed by it as contemplated herein, and to perform its obligations hereunder and thereunder. Each Seller has the corporate power, authority and capacity to own and dispose of the Purchased Assets or the Purchased Equity, as applicable, to the Purchaser.

(b) The Purchased Entity is validly existing under the Laws of its jurisdiction of formation set out in Schedule 4.1 and has the power to own or lease its property, including the assets owned or leased by it and to carry on the Purchased Business as now being conducted by it.

(c) No act or Proceeding has been taken or authorized by or against the Sellers or the Purchased Entity by any other Person with respect to a compromise or arrangement with the creditors of the Sellers or the Purchased Entity, or in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of the Sellers or the Purchased Entity or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Sellers or the Purchased Entity and, to the knowledge of the Sellers, no such Proceedings have been threatened by any other Person. No receiver has been appointed in respect of any Seller or the Purchased Entity or any of their property or assets and no execution or distress has been levied upon any of their property or assets.

4.2 Authorization

Each Seller has duly authorized, executed and delivered this Agreement and all other agreements and instruments contemplated herein to which such Seller is a party, and, assuming the due authorization, execution and delivery by all parties thereto (other than such Seller), this Agreement and all other agreements and instruments contemplated herein to which such Seller is a party constitute valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, except as enforcement may be limited by the Bankruptcy and Equity Exceptions.

4.3 Authorized and Issued Capital of the Purchased Entity

The authorized equity capital of the Purchased Entity is described on Schedule 4.3. MSR is the registered and beneficial owner of record of the Purchased Equity as described in Schedule 4.3, with good and marketable title thereto, free and clear of all Encumbrances. No Person other than the Purchaser has, or has any right capable of becoming, any agreement, option, right or privilege for the purchase or other acquisition of the Purchased Equity. Immediately following the Closing, the Purchaser will be the legal and beneficial owner of, and have good and marketable title to, the Purchased Equity, free and clear of all Encumbrances. Other than as described in Schedule 4.3, there are no outstanding shares or other equity securities or capital stock of the Purchased Entity, or any options, warrants, notes or other securities of the Purchased Entity that, by their terms, are convertible, exchangeable or exercisable for shares or other equity securities of the Purchased Entity. The Purchased Equity has been validly issued in compliance with applicable Law and are fully paid and non-assessable.

4.4 Organization of Purchased Entity

The information set out in Schedule 4.4 concerning the name and jurisdiction of incorporation and the directors and officers of the Purchased Entity is true and complete. There are no shareholders’ agreements governing the affairs of the Purchased Entity or the relationship, rights and duties of its shareholders, nor are there any voting trusts, pooling arrangements or other similar agreements with respect to the ownership or voting of any shares of the Purchased Entity. Except as set out in Schedule 4.4, the Purchased Entity does not have a direct or indirect equity interest in any other Person.

4.5 No Other Agreements to Purchase

No Person other than the Purchaser has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option or right or privilege for the purchase or acquisition from any Seller of any of the Purchased Assets, other than pursuant to Contracts, including purchase orders and invoices, from customers accepted by any Seller or the Purchased Entity in the Ordinary Course of Business.

4.6 No Violation

Neither the execution and delivery by any Seller of this Agreement and all other agreements and instruments contemplated hereby to which such Seller is a party, nor the consummation of the transactions hereby and thereby provided for will result in: (a) the material breach or material violation of any of the provisions of, or constitute a material default under, or conflict materially with or cause the acceleration of any obligation of such Seller or the Purchased Entity under: (i) any provision of the Constating Documents or resolutions of the board of directors (or any committee thereof), shareholders, members, partners or limited partners of such Seller or the Purchased Entity; (ii) subject to obtaining all required Contractual Consents, any Material Contract, or (iii) any term or provision of any Approval, Law or Regulation applicable to the Sellers or the Purchased Entity, except in each case where such violation, breach or default would not reasonably be expected to materially adversely affect the ability of Sellers to complete the transactions contemplated hereby; or (b) the creation or imposition of any material Encumbrance on any of the Purchased Assets (except for

Encumbrances granted at the request or with the prior consent of the Purchaser and Permitted Encumbrances).

4.7 Books and Records

The Sellers have made available to the Purchaser all Books and Records. All material financial transactions of the Purchased Business have been accurately recorded in the Sellers’ financial records in all material respects and such financial records accurately reflect the basis for the financial condition and the revenues, expenses and result of operations of the Purchased Business in all material respects.

4.8 Sufficiency of Purchased Assets

Except for the Pre-Existing Leases which will be replaced with the Replacement Lease immediately prior to the Time of the Equity Transfer and the MSRCC Authorizations described in Schedule 4.18(a) which will need to be replaced by the Purchaser, the Purchased Assets together with the assets of the Purchased Entity constitute all of the property and assets used in the Ordinary Course of Business and constitute all of the property and assets necessary to permit the continued operation of the Purchased Business in substantially the same manner as carried on prior to Closing, consistent with past practice. All tangible Purchased Assets are located in either Toronto, Ontario or Buffalo, New York.

4.9 Title to Property

(a) Except for the Intellectual Property described on Schedule 4.9(a), in all material respects, (i) each Seller is the sole beneficial (and where its interests are registered, the sole registered) owner, or in the case of leases of equipment, lessee, of all of the material Purchased Assets comprising personal or movable property to be conveyed by it to the Purchaser pursuant to this Agreement, and (ii) the Purchased Entity is the sole beneficial (and where its interests are registered, the sole registered) owner, or in the case of leases of equipment, lessee, of all of its material personal or movable property.

(b) Each Seller is the sole tenant or registered and beneficial owner of, has the exclusive right to possess, use and occupy (and does so occupy) and has good and marketable title to the leasehold interest in the Leased Real Property to be conveyed by it to the Purchaser pursuant to this Agreement, free and clear of all Encumbrances other than Permitted Encumbrances.

(c) Except for the Pre-Existing Leases which will be replaced by the Replacement Lease immediately prior to the Time of the Equity Transfer and which shall have no further force or effect after the Time of the Equity Transfer, no Seller is a party, as lessee, to any lease or agreement to lease in respect of any real property used in the Purchased Business, other than the MSRCC lease described in Schedule 2.2(a) (such lease, as amended or supplemented by documents referred to in such Schedule 2.2(a), the “Lease”) and any leases for the properties described on Schedule 2.3(m).

4.10 Leased Real Property

(a) Schedule 2.2(a) sets forth the Leased Real Property and sets out a true and complete list of, in respect of the Lease: (i) the municipal address and applicable unit or premises leased; (ii) the date of the Lease and any amendments to it; (iii) the original parties to the Lease and any amendment; (iv) the area of the space subject to the Lease; (v) the remaining term and any unexpired options to extend or renew; (vi) the current basic rent; (vii) the amount of any prepaid rent, deposit and identification of any guarantee or security given in respect of the Lease; and (viii) any current or future rent-free or reduced rent occupancy.

(b) No Seller is a party, as lessor or sublessor, to any lease or agreement to lease in respect of any real property used in the Purchased Business except for any leases for the properties described on Schedule 2.3(m).

(c) The Lease is valid and subsisting, in full force and effect, unamended by oral or written agreement, and the Seller party to the Lease is entitled to the full benefit and advantage of the Lease in accordance with its terms. The Lease is in good standing and there has not been any default by the Seller party to the Lease nor, to the Seller’s knowledge, by any other party under the Lease, and there are no disputes between the applicable Seller and the landlord under the Lease.

(d) The Sellers have provided to the Purchaser a complete and accurate copy of the Lease (including all amendments and supplements thereto). There are no arrears of rent or other defaults under the Lease nor are there any disputes between the parties thereto.

(e) To the Sellers’ knowledge, the Leased Real Property and the current use of it comply in all material respects with applicable Law. To the Sellers’ knowledge, no notice of violation of any applicable Law or of any covenant, restriction or easement affecting the Leased Real Property or any part of it or with respect to the use or occupancy of the Leased Real Property or any part of it has been given by any Governmental Authority having jurisdiction over the Leased Real Property or by any other Person entitled to enforce the same.

(f) To the Sellers’ knowledge, each parcel of the Leased Real Property has full and free legally enforceable access to and from public highways, which access is sufficient for the purposes of the operation of the Purchased Business in the Ordinary Course of Business, and the Sellers have no knowledge of any fact or condition that would result in the interruption or termination of such access.

(g) To the Sellers’ knowledge, the Leased Real Property is zoned so as to permit their current use. None of the Sellers nor the Purchased Entity has received notice or has other information or knowledge of any work orders, deficiency notices or other similar notices of noncompliance issued by any Governmental Authorities or otherwise with respect to the Leased Real Property that are outstanding requiring or recommending that work or repairs in connection with the Leased Real Property or any part thereof are necessary, desirable or required. To the knowledge of the Sellers, each part of the Leased Real Property has passed all inspections of all Governmental Authorities having jurisdiction over it.

4.11 Intellectual Property

(a) Schedule 2.2(g) accurately sets out (i) the Purchased IP (including particulars of registrations or applications for registration and the registered and beneficial owners thereto); (ii) all Licensed-Out IP; (iii) registered and applied for Intellectual Property of the Purchased Entity (including particulars of registrations or applications for registration and the registered and beneficial owners thereto); and (iv) all Licensed-In IP, other than Off-the-Shelf Software. The Sellers and Purchased Entity have provided to the Purchaser a complete and accurate copy of all such licences and Material Contracts related to Purchased IP, for Licensed-In IP, and for

Licensed-Out IP. Except as disclosed on Schedule 2.2(g), the Purchased Entity does not own any material common law trade-marks.

(b) The Intellectual Property set forth in Schedule 2.2(g), together with the Intellectual Property in Off-the-Shelf Software and the Intellectual Property of the Purchased Entity, comprises all Intellectual Property used in or necessary to conduct the Purchased Business as currently conducted. Each Seller and Purchased Entity listed thereon is the owner free and clear of all material Encumbrances of, or where indicated on Schedule 2.2(g), has a valid and subsisting licence to use, the Purchased IP to be conveyed by it to the Purchaser. Except as set out in Schedule 2.2(g) in respect of any licensed Intellectual Property, the relevant Seller or Purchased Entity, as applicable, is not limited or impaired in its ability to sell, transfer, assign or convey such licensed Intellectual Property.

(c) The conduct of the Purchased Business does not and has not infringed upon, violated or misappropriated the Intellectual Property rights, domestic or foreign, of any other Person, nor has any Seller or any Purchased Entity received any written notice or claim that the conduct of the Purchased Business, including the use of the Purchased IP, infringes upon, violates or misappropriates any Intellectual Property rights of any other Person, or the trade secrets, know-how or confidential or proprietary information of any other Person.

(d) No Seller or Purchased Entity has received any written notice or claim of any infringement, violation or misappropriation of any of the Purchased IP, nor is any Seller aware of any such infringement, violation or misappropriation or any state of facts which casts doubt on the validity or enforceability of any of the Purchased IP.

(e) The Sellers and the Purchased Entity have secured from all applicable current and former employees, directors, officers, independent contractors, service providers, consultants, advisors and shareholders of any Seller or Purchased Entity, who have contributed to the creation or development of any of the Purchased IP or any Intellectual Property of a Purchased Entity: (i) a legally binding assignment of all ownership interests and rights (other than inalienable moral rights) that the Sellers or Purchased Entity do not already own by operation of law (true and complete copies of which have been made available to the Purchaser) and (ii) a waiver of moral rights.

(f) The Sellers and the Purchased Entity take and have taken commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential or proprietary information used or held for use in connection with the operation of the Purchased Business as currently conducted. The Sellers and the Purchased Entity have obtained from all parties (including employees and current or former consultants, independent contractors and subcontractors) who have created any portion of, or otherwise who are or were involved in the creation or development of, any Purchased IP, or who are or were provided access to trade secrets or confidential or proprietary information related to the Purchased Entity or related to the Purchased Business valid and enforceable written agreements pursuant to which each such party agreed to maintain the confidentiality of all such trade secrets and proprietary and confidential information. To the Sellers’ knowledge, there has been no misappropriation of any trade secrets by any Person and no employee, independent contractor or agent of the Sellers or the Purchased Entity has misappropriated any trade secrets of any other third party in the course of performance as an employee, independent contractor or agent.

(g) The Telecom Addresses utilized by the Sellers and the Purchased Entity in the conduct of the Purchased Business comprise all of the Telecom Addresses necessary to conduct the Purchased Business as presently conducted. The Sellers and the Purchased Entity are the beneficial owners of all right, title and interest in and to the Telecom Addresses utilized by them in the conduct of the Purchased Business, free and clear of all Encumbrances, other than Permitted Encumbrances.

(h) Except as disclosed in Schedule 4.11(h), no Governmental Authority, university or educational institution has sponsored research and development in connection with the Purchased Business under an agreement or arrangement that would provide such Governmental Authority, university or educational institution with any claim of ownership to any Purchased IP.

(i) Schedule 2.2(g) lists the most current embodiment of all Software, as applicable, used in the Purchased Business which forms part of the Purchased IP (“Purchased Software”), as applicable. At the Closing, the Sellers shall deliver to the Purchaser complete and correct copies of the most current embodiment of the source code and object code formats of the Purchased Software, where applicable, and the most current revisions to all user and technical documentation related to the Purchased Software. The Purchased Software substantially conforms in all material respects to the specifications identified in Schedule 2.2(g) applicable to Purchased Software. The Purchased Software is free of material defects in programming and operation and does not contain any passwords, keys, security devices, trap doors (or any instructions commonly referred to as Trojan horses, anomalies, worms, self-destruct mechanisms, or time/logic bombs) that (i) materially interfere with the functionality described in the applicable specifications or (ii) materially interfere with the use of the Purchased Software or the Purchased Business or have a material adverse impact on the operation of other software programs or operating systems, including the Information Systems. No rights in the Purchased Software have been transferred to any third party except to the customers or resellers of the Sellers to whom the Sellers have licensed such Purchased Software in the Ordinary Course of Business. No source code version of any Purchased Software has been provided to Person, nor are the Sellers obligated to provide any such source code to any Person whether by continent event or otherwise. The Sellers have the right to use all software development tools, library functions, compilers, and other third party software that are material to the Purchased Business or that are required to operate or modify the Purchased Software.

(j) Other than as set forth in Schedule 2.2(g), (i) the Sellers do not use, and have not used, Publicly Sourced Software in the development of the Purchased Software or any other product or service of the Purchased Business, and (ii) there is no Publicly Sourced Software contained in the Purchased Software or any other product of service of the Purchased Business.

4.12 Information Systems

(a) The Sellers and the Purchased Entity own or have a valid right to access and use all Information Systems used in connection with the Purchased Business. The Information Systems adequately meet the data processing and other computing needs of the Purchased Business as presently conducted in all material respects and the Information Systems constitute all the Software and information technology necessary for or material to the conduct of the Purchased Business as presently conducted in all material respects. The Sellers and the Purchased Entity have all necessary Software licences required to conduct the Purchased Business as presently conducted in all material respects.

(b) The Sellers and the Purchased Entity have measures in place that, to the Sellers’ knowledge, are consistent with current industry standards and practices, to ensure that the Information Systems contain appropriate virus protection and security measures to safeguard against the unauthorized use, copying, disclosure, modification, taking or destruction of, or unauthorized access to, system programs and data files comprised by the Information Systems. The Sellers and the Purchased Entity have and maintain, in all material respects, an accurate and confidential listing of all applicable accounts, passwords, encryption algorithms and programs or other access keys required to ensure secure and proper access by the system programs and data files comprised by the Information Systems. The data processing and data storage facilities used by the Sellers and the Purchased Entity in connection with the operation of the Purchased Business are, in all material respects, adequately and properly protected consistent with current industry standards and practices. To the Sellers’ knowledge, there has been no unauthorized access to the data processing and data storage facilities used by the Sellers and the Purchased Entity in connection with the operation of the Purchased Business.

(c) The Sellers and the Purchased Entity have and maintain back-up systems and disaster recovery and business continuity plans to reasonably ensure the continuing availability of the functionality provided by the Information Systems in the event of any malfunction of, or other form of disaster affecting, the Information Systems. There have been no failures or breakdowns of the Information Systems that have caused the material disruption of or material interruption to the operation of the Purchased Business.

4.13 Insurance

(a) The Purchased Assets and the tangible assets of the Purchased Entity are insured against loss or damage with reputable insurers in amounts and against such losses and claims as are generally maintained for comparable businesses, to the Sellers’ knowledge, and properties and such insurance coverage is and will be continued in full force and effect to and including the Time of Closing. Schedule 4.13 accurately sets out all insurance policies maintained by or on behalf of any Seller or the Purchased Entity on, or covering, the Purchased Assets or the tangible assets of the Purchased Entity or personnel as of the date hereof (specifying insurer, amount of coverage, amount of deductible, annual premiums, type of insurance, policy numbers, expiry dates, and any pending claims thereunder). Each of such insurance policies is in full force, there is no default thereunder, and none of the Sellers nor the Purchased Entity has failed to give any notice or present any material claim under any such insurance policy in a due and timely fashion. The Sellers have delivered to the Purchaser a complete and accurate copy of each insurance policy referred to in Schedule 4.13.

(b) Schedule 4.13 contains a complete and accurate list and description of all existing claims under any of the insurance policies listed thereon. There is no claim pending under any of such policies as to which the Sellers or the Purchased Entity has received notice that coverage has been questioned, denied or disputed or that the Sellers have reason to believe will be denied or disputed by the underwriters of such policies. There is no pending claim that would reasonably be expected to exceed the policy limits. All premiums due and payable under all such policies have been paid (or if installment payments are due, will be paid if incurred prior to the Closing).

(c) No notice of cancellation or non-renewal with respect to, nor disallowance of any claim under, the insurance policies listed in Schedule 4.13, has been received by any Seller or the Purchased Entity.

4.14 Product Warranties; Defects; Liabilities; Services

(a) Each product (including any software or technology product) or service developed, manufactured, sold, licensed, leased or delivered by the Purchased Business (collectively, the “Products”) was and has been in conformity in all material respects with the specifications for such Product, all applicable contractual commitments and all applicable express and implied warranties at the time such Product was sold, licensed, leased or delivered and during all applicable warranty periods (whether express, implied, contractual or other). None of the Sellers or the Purchased Entity has any liability or obligation (and to the Sellers’ knowledge, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Purchased Entity giving rise to any liability or obligation) for replacement or repair thereof or other damages in connection therewith except liabilities or obligations for replacement or repair incurred in the Ordinary Course of Business. Copies of the standard terms and conditions of sale, license, or lease for each of the Products have been provided in the Data Room. No Product is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale, license or lease or beyond that implied or imposed by applicable Law.

(b) All services provided by the Purchased Business to any Person (“Services”) were performed in conformity with the terms and requirements of all applicable express and implied warranties, all applicable services agreements and in all material respects with all applicable Laws. Except as set forth on Schedule 4.14(b) there is no claim pending or, to the Sellers’ knowledge, threatened against the Sellers or the Purchased Entity relating to any Services or services agreement and, to the Sellers’ knowledge, there is no reasonable basis for the assertion of any such claim. Except as set forth on Schedule 4.14(b), the Purchased Entity has no “loss contract” or other agreement (a “Loss Contract”) where the expected cost to complete the Contract exceeds either (i) the fees and payments received and to be received pursuant to such Contract or (ii) the Purchased Entity’s budgeted expense with respect thereto, and there is no reasonable basis to conclude that any agreement will become a Loss Contract.

4.15 Material Contracts

(a) Schedule 2.2(e) sets out a list of all of the Material Contracts. A copy of each Material Contract has been made available to the Purchaser. None of the Sellers, the Purchased Entity or, to the knowledge of the Sellers, any other party to any Material Contract is in default under any Material Contract and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a default under any Material Contract by the Sellers or the Purchased Entity or any other party to any Material Contract. Except for the expired Material Contracts listed in Schedule 2.2(e), each Material Contract is in full force and effect, unamended by written or oral agreement, and the applicable Seller or the Purchased Entity, as the case may be, is entitled to the full benefit and advantage of each Material Contract in accordance with its terms.

(b) None of the Sellers or the Purchased Entity has received any notice of a default by a Seller or the Purchased Entity under any Material Contract or of a dispute between a Seller or the Purchased Entity, as the case may be, and any other Person in respect of any Material Contract.

(c) Except as disclosed in Schedule 4.18(b), the completion of the transactions contemplated by this Agreement will not afford any party to any of the Material Contracts or any other Person the right to terminate any Material Contract nor will the completion of such transactions result in any additional or more onerous obligation on the Purchaser under any Material Contract.

4.16 Compliance with Laws; Authorizations

(a) Each Seller and the Purchased Entity has complied with all Laws applicable to the Purchased Business or the Purchased Assets in all material respects.

(b) Schedule 4.16 sets out a complete and accurate list of all material Authorizations held by or granted to each Seller and the Purchased Entity, and there are no other material Authorizations necessary to carry on the Purchased Business as currently conducted or to own or lease any of the Purchased Assets. Each such material Authorization is valid, subsisting and in good standing and none of the Sellers nor the Purchased Entity is in default or breach of any such material Authorization in any material respect and no Proceeding is pending, or, to the Seller’s knowledge, threatened to revoke or limit any such material Authorization. The Sellers have provided to the Purchaser a complete and accurate copy of each such material Authorization and all amendments thereto.

4.17 Compliance with Anti-Corruption Laws

To the Sellers’ knowledge, none of the Sellers or the Purchased Entity, or any of their respective Representatives or joint venture partners, in carrying out or representing the Purchased Business anywhere in the world, have violated the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, or the anti-corruption laws of any other jurisdiction where the Purchased Business is carried on.

4.18 Notices, Consents and Approvals

(a) To the Sellers’ knowledge, there is no requirement to make any material filing with or give any notice to any Governmental Authority or to obtain any material Authorization as a condition to the lawful consummation of the transactions contemplated by this Agreement except for the MSRCC Authorizations described in Schedule 4.18(a).

(b) There is no requirement under any Material Contract relating to the Purchased Business or Purchased Assets to which any Seller or the Purchased Entity is a party or by which it is bound to obtain the consent or approval of any party to such Material Contract relating to the consummation of the transactions contemplated by this Agreement, except for the Contractual Consents described in Schedule 4.18(b).

4.19 No Brokers

The Purchaser will not be liable for any brokerage commission, finder’s fee or other similar payment in connection with the transactions contemplated by this Agreement because of any action taken by, or agreement or understanding reached by, the Sellers.

4.20 Financial Statements; Absence of Liabilities

(a) Copies of the Financial Statements are attached to Schedule 4.20. Except as described in the footnotes thereto, the Audited Financial Statements were prepared in accordance with GAAP consistently applied throughout the period to which they relate and fairly present the financial position of the MSR Group (as defined therein) as at their respective dates and the results of its operations and cash flows in accordance with GAAP. The Sellers maintain a system of internal accounting controls which provide reasonable assurance that transactions have been executed in accordance with management’s authorizations and to facilitate the preparation of audited financial statements in accordance with GAAP.

(b) The Sellers and the Purchased Entity have no liabilities or obligations of any type whatsoever, whether accrued, contingent or absolute or otherwise, other than liabilities or obligations that: (i) are disclosed or reflected in the Audited Financial Statements, (ii) were current liabilities incurred in the Ordinary Course of Business since the date of such Audited Financial Statements other than the Retained Liabilities, or (iii) were incurred in connection with the preparation and implementation of the transactions contemplated by this Agreement.

4.21 Banking Information

Schedule 4.21 sets forth the name and location (including municipal address) of each bank, trust company or other institution in which the Purchased Entity has an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto.

4.22 Restrictions on Business Activities

Except as otherwise disclosed in Schedule 2.2(e), there is no Material Contract or Order, in either case to which the Sellers (to the extent relating to the Purchased Business) or the Purchased Entity is a party or is subject, or otherwise binding upon the Sellers or the Purchased Entity, that would reasonably be expected to prohibit, impair or otherwise limit: (i) the conduct of the Purchased Business or any acquisition of property (tangible or intangible) (in the case of Material Contracts, in each case, in the Ordinary Course of Business). Except as otherwise disclosed in Schedule 2.2(e), without limiting the generality of the foregoing, the Sellers and the Purchased Entity have not (x) entered into any agreement under which the Purchased Entity is restricted from selling, licensing, manufacturing or otherwise distributing any of their technology or products or from providing services in the Ordinary Course of Business, or (y) granted any Person (other than another Seller) exclusive rights to sell, license, manufacture or otherwise distribute any of the Sellers’ or the Purchased Entity’s, technology or products in the Ordinary Course of Business.

4.23 Non-Arm’s Length Transactions

Except as disclosed in Schedule 4.23, the Purchased Entity is not a party to any Contract with, and is not liable in respect of indebtedness or other obligations to or on behalf of, any shareholder, officer, director, Employee or Related Party of the Purchased Entity, or associates or relatives of any of the foregoing, or any other Person with whom the Purchased Entity does not deal at arm’s length, except for employment agreements, usual employee reimbursements and compensation paid in the Ordinary Course of Business. Except as disclosed in Schedule 4.23, there are no intercompany services provided to the Purchased Entity by the Sellers or by any Related Party of the Sellers, or provided to any Seller in connection with the Purchased Business by any Related Party of the Sellers (in each case, other than the Pre-Existing Leases). No officer or director of the Sellers or the Purchased Entity owns any material interest in any competitor, customer or supplier of the Sellers or the Purchased Entity.

4.24 Taxes

Except as disclosed in Schedule 4.24:

(a) (i) Each Seller has duly filed on a timely basis all Tax Returns required to be filed by it and has paid all Taxes that are due and payable, and all assessments, reassessments, governmental charges, penalties, interest and fines due and payable by it, in each case the nonpayment of which could result in an Encumbrance on any of the Purchased Assets, and (ii) the Purchased Entity has duly filed on a timely basis all Tax Returns required to be filed by it and has paid all Taxes that are due and payable, and all assessments, reassessments, governmental charges, penalties, interest and fines due and payable by it. Each Seller and Purchased Entity has made adequate provision for such Taxes payable for the current period and previous periods for which Tax Returns are not yet required to be filed. No extension of time in which to file any such Tax Returns is in effect with respect to the Purchased Entity. No Governmental Authority has asserted in writing that the Purchased Entity is required to file Tax Returns or pay any Taxes in any jurisdiction where it does not do so.

(b) There are no Proceedings, of which the Sellers or Purchased Entity have been notified in writing, including any audit, assessment or reassessment pending or, to each Seller’s knowledge, threatened in writing against (i) any Seller in respect of Taxes, governmental charges, assessments or reassessments, nor are any material matters under discussion with any Governmental Authority relating to Taxes, governmental charges, assessments or reassessments asserted in writing by any Governmental Authority that could result in an Encumbrance on any of the Purchased Assets, or (ii) the Purchased Entity in respect of Taxes, governmental charges, assessments or reassessments nor are any material matters under discussion with any Governmental Authority relating to Taxes, governmental charges, assessments, or reassessments asserted in writing by any Governmental Authority in respect of the Purchased Entity. The Purchased Entity has not executed or filed with any Governmental Authority any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes.

(c) Each Seller and the Purchased Entity has duly and timely charged, collected and remitted or paid to the applicable Tax authorities or Governmental Authority all amounts on account of any Sales Taxes required to be collected and remitted or paid by it. All input tax credits, refunds, rebates and similar adjustments of Taxes claimed by the Purchased Entity have been validly claimed and correctly calculated as required by Law, and such corporation has retained all documentation prescribed by applicable Law to support such claims. Where applicable, the Purchased Entity (i) has obtained all required information and documentation to support any zero-rating treatment of its supplies, and (ii) has been furnished with valid exemption certificates or their equivalent and has retained all such records and supporting documents in the manner required by applicable Law.

(d) The Purchased Entity has maintained and continues to maintain at its place of business in Canada all records and books of account required to be maintained under the Tax Act, the ETA and any comparable Law of any province or territory in Canada, including Laws relating to Sales Taxes and use Taxes.

(e) The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Purchased Entity and any Person that is (x) a non-resident of Canada for purposes of the Tax Act, and (y) not dealing at arm’s length with the Purchased

Entity for purposes of the Tax Act, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act.

(f) The Purchased Entity is not party to or bound by any tax sharing agreement, tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Authority). Without limiting the generality of the foregoing, the Purchased Entity has not entered into an agreement contemplated in sections 80.04 or 191.3, or subsections 18(2.3), 127(13) to (17), 127(20) or 125(3) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(g) There are no transactions or events that have resulted, and no circumstances existing, which could result in the application to the Purchased Entity of sections 78, 80, 80.01, 80.02, 80.03, 80.04 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(h) The Purchased Entity has not acquired property from a Person not dealing at arm’s length (for purposes of the Tax Act) with it in circumstances that would result in the Purchased Entity becoming liable to pay Taxes of such Person under subsection 160(1) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(i) Each Seller and Purchased Entity has withheld from each payment made to any Person, including its past or present employees, officers or directors, and all Persons who are or are deemed to be non-residents of Canada for purposes of the Tax Act, the amount of all Taxes and other deductions required to be withheld therefrom, and has remitted the same to the proper Tax or other appropriate Governmental Authority within the time required under any applicable legislation. Each Seller and the Purchased Entity has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable or required to be withheld and remitted by it in respect of the Employees to the appropriate Governmental Authority within the time required under all applicable Laws.

(j) Together with the relevant portions of Sections 4.25, 4.26, 4.27, 4.29 and 4.32 the representations and warranties contained in this Section 4.24 shall constitute the only representations and warranties with respect to Taxes and Tax-related matters.

4.25 Litigation

Except as disclosed in Schedule 4.25, there are no Proceedings in progress, pending or, to Sellers’ knowledge, threatened by, against or affecting any Seller, the Purchased Entity, the Purchased Assets, the Purchased Business or the ability of any Seller to enter into this Agreement or perform its obligations hereunder, in each case, before any Governmental Authority, arbitrator, arbitration board or mediator nor, to the Sellers’ knowledge, is there any factual or legal basis on which any such Proceeding might be commenced with any reasonable likelihood of success. There are no internal investigations or inquiries being conducted by the Sellers or the Purchased Entity or any third party at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues affecting or relevant to the Purchased Business.

4.26 Residency/Tax Status

MSRCCTG is a “Canadian Partnership” for purposes of the Tax Act. MSR is not a non-resident of Canada for the purposes of the Tax Act. None of the Purchased Assets sold by MSRII or MSRCC constitute “taxable Canadian property” of MSRII or MSRCC, as applicable, for purposes of the Tax Act.

4.27 GST Registration and Residency

The Canadian Sellers are registered for the purposes of subdivision d of Division V of Part IX of the ETA and their registration numbers are XXX XXX XXX XXX XXX  for MSR and XXX XXX XXX XXX XXX  for MSRCCTG.  The Sellers other than the Canadian Sellers are nonresidents and not registered for purposes of subdivision d of Division V of Part IX of the ETA.

4.28 Transaction Payments

Other than as set forth on Schedule 4.28, no Seller nor Purchased Entity has paid or will be required to pay any retention, bonus, fee, distribution, remuneration or other compensation to any Person (other than salaries, wages, fees or bonuses paid or payable in the Ordinary Course of Business in accordance with current compensation levels and practices as set out in Schedule 4.29(a)) as a result of the transactions contemplated by this Agreement.

4.29 Employees

(a) Schedule 4.29(a) contains a complete and accurate list of the names of all Employees (other than the Excluded Employees) as of the date of this Agreement, and specifies the name of the Seller or Purchased Entity that employs them, and includes with respect to each such Employee: his or her name, date of hire, title or position, classification (including full-time, part-time, casual or fixed-term, and overtime eligibility classification), leave of absence status (along with the date on which the employee departed on leave, the reason for the leave, including short-term or long-term disability if applicable, and anticipated date of return if known), annual salary rate or hourly wage, commission rate or commission plan applicable, bonus and incentive targets, bonus and incentives paid in the prior year, any unpaid commissions, bonuses and incentives accrued to the Closing Date, annual vacation entitlement and amount of unpaid vacation pay accrued to the Closing Date, the location or facility at which the Employee is employed, each current Employee Plan in which each such Employee is eligible to participate, any governmental authorization, work permit or license that is held by such Employee and used in connection with the Purchased Business, and with respect to each, whether such Employee has executed the Seller’s or Purchased Entity’s standard form employment agreement and standard form nondisclosure, confidentiality and assignment of inventions agreement. Except as set forth in Schedule 4.29(a), neither any Seller nor a Purchased Entity is a party to or bound by any Contract in respect of any Employee or former Employee, which provides such Employee with termination or severance entitlements in excess of those required by common law or statute.

(b) Schedule 4.29(a) contains a complete and accurate list of Independent Contractors, the date on which each such Independent Contractor commenced his or her engagement with the Seller or Purchased Entity, the respective compensation of each such Independent Contractor, whether the Seller or Purchased Entity is party to a consulting or independent contractor agreement with the individual, and whether such Independent

Contractor has signed the Seller’s or the Purchased Entity’s standard form nondisclosure, confidentiality and assignment of inventions agreement.

(c) Except as disclosed in Schedule 4.29(c), each Seller and Purchased Entity is in compliance, in all material respects, with all applicable Laws and Contracts respecting employment, employment practices, employment standards, occupational health and safety, human rights, harassment, accessibility, labour relations, employment equity, pay equity, workers’ compensation, employee benefits, terms and conditions of employment, termination, immigration matters, labor matters, and wages and hours, in each case, with respect to the Employees. To the Seller’s knowledge, there is no factual or legal basis for any allegations, demands or claims relating to breach of such Laws or Contracts.

(d) Other than as set forth on Schedule 4.29(d), no Seller nor Purchased Entity has forgiven or will be required to forgive any indebtedness of any Employee or Independent Contractor. All payments set forth on Schedule 4.29(d) are the sole responsibility of the Sellers.

(e) Except as described in Schedule 4.29(e), none of the Employees or Independent Contractors has indicated to any Seller that he, she or it intends to resign, retire or terminate his, her or its employment or engagement with any Seller. No Seller or Purchased Entity has any present intention to terminate the employment of any current Employee. To the Sellers’ knowledge, no current Employee or Independent Contractor is in violation of any term of any agreement with any former employer or entity relating to the right of any such Employee or Independent Contractor to be employed or retained by a Seller or Purchased Entity, as the case may be. Except as described in Schedule 4.29(e), no Seller nor Purchased Entity is, or has within the last five years been, engaged in any dispute or Proceedings with any Employee or Independent Contractor regarding employment or intellectual property matters, and to the knowledge of the Sellers there is no factual or legal basis under which such a dispute or Proceeding might arise.

(f) All of the Persons who are receiving remuneration for work or services provided to a Seller or Purchased Entity who are not Employees are treated as independent contractors, are properly characterized as independent contractors.

(g) There are no pending or threatened charges against any Seller or Purchased Entity under occupational health and safety laws, and nor to the knowledge of the Sellers is there any factual or legal basis for any such charges. Neither the Sellers nor the Purchased Entity is subject to or required to be registered under workers’ compensation legislation, including the Workplace Safety and Insurance Act, 1997 (Ontario) or comparable legislation promulgated by any Governmental Authority.

(h) Except as described in Schedule 4.29(h), the Purchased Entity has satisfied all outstanding obligations to all former employees whose employment terminated prior to the Closing Date, and nothing further is owed to such employees.

(i) Each Seller and Purchased Entity, and to the Seller’s knowledge each current Employee, is in compliance with all applicable visa and work permit requirements, and no visa or work permit held by an Employee will expire during the six month period beginning on the Closing Date.

(j) To the knowledge of the Sellers, there are no Employees who have made any disability claims that are pending, or who are in receipt of disability benefits from Sellers or the Purchased Entity, or through the Employee Plans.

4.30 Employee Accruals

Except as otherwise disclosed in Schedule 4.30, all accruals for unpaid vacation pay, premiums for Statutory Plans, accrued wages, salaries, bonuses, commissions and sick time and Employee Plan payments have been accurately reflected in the Books and Records.

4.31 No Collective Agreements

No Seller or Purchased Entity is presently, or has been within the past five years, a party to or bound by, any Contract, or made commitments to or conducted negotiations with, any labour union, trade union or employee organization or group which may qualify as a trade union in respect of or affecting Employees or Independent Contractors. No Seller or Purchased Entity is subject to any union organization effort or certification drive, and to the knowledge of the Sellers, there has been no threat of a union organization effort or certification drive. No Seller or Purchased Entity has engaged in any unfair labor practice of any nature. There is and has been no and, to the Sellers’ knowledge, there has been no threat of, any slowdown, work stoppage or labor dispute affecting the Seller or Purchased Entity.

4.32 Employee Plans

(a) Schedule 4.32(a) identifies each Employee Plan. Each Employee Plan has been established, maintained, funded, invested, qualified (if applicable) and administered in compliance with its terms and with the requirements prescribed by all applicable Laws.

(b) The Sellers have provided to the Purchaser current and complete copies of all written Employee Plans as amended to date or, where oral, written summaries of the terms thereof.

(c) The Purchased Entity does not sponsor or maintain any Employee Plan.

(d) All Seller, Purchased Entity, or employee payments, contributions and premiums required to be remitted, paid to or in respect of each Employee Plan have been paid or remitted in a timely fashion in accordance with the terms of such Employee Plan and all applicable Law.

(e) No Employee Plans provide benefits beyond retirement or termination of service to any Employee or former Employee or any beneficiary or dependent of such Employee or former Employee.

(f) No Employee Plan provides pensions, superannuation benefits, retirement savings or top-up or supplemental pensions of any kind. For greater certainty, no Employee Plan is a “registered pension plan”, “profit sharing plan”, “retirement compensation arrangement”, or a “retirement savings plan” as those terms are defined in the Tax Act.

(g) No Employee Plan provides pensions, any equity or equity based or long-term incentive compensation.

(h) No Employee Plan, nor any related trust or other funding medium thereunder, is subject to any pending, threatened or anticipated investigation, examination or other legal Proceeding, initiated by any Governmental Authority or by any other Person (other than routine claims for benefits), and, to the Sellers’ knowledge, there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other legal Proceeding or to affect the registration of any Employee Plan required to be registered.

(i) Except as disclosed in Schedule 4.32(i), neither the execution of this Agreement nor the completion of any of the transactions contemplated by this Agreement will:

(i)	result in any payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit or enhanced benefit) becoming payable to any Employees;

(ii)	increase any benefits otherwise payable under any Employee Plan;

(iii)	entitle any Employee to any guarantee of employment for a particular time or similar benefit or any enhanced benefits;

(iv)	result in the acceleration of the time of payment or vesting of any benefits otherwise payable under any Employee Plan; or

(v)	result in any Employee Plan becoming terminable other than at the sole and unfettered discretion of the applicable employer.

4.33 Absence of Certain Changes or Events

Except for actions taken in connection with the process of selling the Purchased Business (including the preparation and implementation of the transactions contemplated hereunder), since the date of the Audited Financial Statements until the date of this Agreement:

(a) the Sellers and the Purchased Entity have conducted their respective businesses and operations in the Ordinary Course of Business in all material respects;

(b) none of the Sellers or the Purchased Entity has made any changes in its accounting principles, policies, practices or methods;

(c) none of the Sellers or the Purchased Entity has cancelled or waived any indebtedness, claim or other right with a value to the Purchased Business; and

(d) there has not been any Material Adverse Effect.

4.34 No Outstanding Fees or Commissions

Except as set forth on Schedule 4.34, the Purchased Entity has no outstanding unpaid obligation with respect to any referral fee, commission, success fee or similar obligation, regardless of whether any such obligation remains subject to one or more contingencies.

4.35 Privacy and Anti-Spam Matters

(a) To the knowledge of the Sellers, there are no Proceedings, whether statutory or otherwise, ongoing with respect to the collection, use, disclosure or retention of Personal Information by the Purchased Business.

(b) No Order, whether statutory or otherwise, is pending or has been made, and no written notice has been received from any Governmental Authority pursuant to any Privacy Laws, requiring any of the Sellers or the Purchased Entity to take (or to refrain from taking) any action with respect to Personal Information. Except as disclosed on Schedule 4.35, as of the date of this Agreement, to the knowledge of the Sellers, there have been no complaints made regarding any collection, use, retention or disclosure of Personal Information by the Purchased Business.

(c) The Sellers and the Purchased Entity have a documented privacy policy and procedure governing the collection, use, retention and disclosure of all Personal Information under their possession or control and are in compliance in all material respects with such policy. The Sellers and the Purchased Entity have obtained in all material respects the consents required to collect, use, retain and disclose Personal Information in connection with the conduct of the Purchased Business.

(d) The Sellers and the Purchased Entity have complied in all material respects with the in-force requirements of CASL. As of the date of this Agreement, none of the Sellers nor the Purchased Entity is subject to any actual or, to the knowledge of the Sellers, threatened Proceeding or complaint under CASL. The Sellers have developed and implemented policies and procedures and have provided training to the Employees designed to reasonably ensure compliance with CASL.

(e) The representations and warranties contained in this Section 4.35 shall constitute the only representations and warranties with respect to privacy and anti-spam matters, including those arising under any Privacy Laws (including CASL).

4.36 No Other Representations or Warranties

Except as expressly set forth in this Article 4, neither the Sellers nor any other person on behalf of the Sellers makes any representation or warranty, express or implied, at law or in equity, with respect to the Sellers, the Purchased Business, the Purchased Entity or any of their respective Affiliates or any of their assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed and, in any event, any such other representations or warranties may not be relied upon by the Purchaser or any of its Affiliates and Representatives. Neither the Sellers, the Purchased Entity nor any of their respective Affiliates has made any representation or warranty, express or implied, at law or in equity, as to the prospects or profitability of the business of the Purchased Business to the Purchaser, or with respect to any forecasts, projections or business plans prepared by or on behalf of the Sellers and delivered to the Purchaser in connection with the Purchaser’s review of the Purchased Business and the negotiation and execution of this Agreement. Neither the Sellers nor any other person will have, or be subject to, any liability or other obligation to the Purchaser, its Affiliates or Representatives or any other person resulting from the Purchaser’s use of, or the use by any of its Affiliates or Representatives of any information, including information, documents, projections, forecasts or other material made available to the Purchaser, its Affiliates or any of their respective

Representatives in the Data Room, confidential information memorandum, management presentations, offering materials, site tours or visits, diligence calls or meetings, or any documents prepared by, or on behalf of, the Sellers, or any of the Purchaser’s potential financing sources in connection with the Purchaser’s financing activities with respect to the transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty contained in this Article 4.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Sellers as follows and acknowledges and confirms that the Sellers are relying on such representations and warranties in connection with its sale of the Purchased Assets and the Purchased Equity:

5.1 Organization

The Purchaser is a corporation validly existing under the Laws of Canada and has the corporate power to enter into this Agreement, the Escrow Agreement and the TSA and to perform its obligations hereunder and thereunder.

5.2 Authorization

This Agreement has been duly authorized, executed and delivered by the Purchaser and is a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser by the Sellers in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exceptions.

5.3 No Violation

Neither the execution and delivery by the Purchaser of this Agreement and all other agreements and instruments contemplated hereby to which the Purchaser is a party, nor the consummation of the transactions herein and therein provided for will result in the material violation of, or constitute a material default under, or materially conflict with or cause the acceleration of any obligation of the Purchaser under: (a) any Contract to which the Purchaser is a party or by which it is bound; (b) any provision of the Constating Documents or resolutions of the board of directors (or any committee thereof), shareholders, members, partners or limited partners of such Seller; (c) any Order; or (d) any applicable Law.

5.4 Consents and Approvals

Except for such filings with securities regulators and stock exchanges as may be necessary or desirable in connection with the Purchaser’s status as a listed company or reporting issuer (or equivalent), or as may be necessary in connection with issuance of the Share Consideration or the Financing, there is no requirement for the Purchaser to make any filing with, give any notice to or obtain any Authorization of, any Governmental Authority as a condition to the lawful consummation of the transactions contemplated by this Agreement.

5.5 Litigation

There are no Proceedings in progress, pending, or to the Purchaser’s knowledge, threatened against the Purchaser that could materially affect the Purchaser or prohibit, restrict or seek to enjoin the transactions contemplated by this Agreement.

5.6 Brokers

No broker, agent or other intermediary is entitled to any fee, commission or other remuneration in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

5.7 GST Registration and Residency

The Purchaser is registered for the purposes of subdivision d of Division V of Part IX of the ETA and its registration number is XXX XXX XXX XXX XXX

5.8 Financial Resources

The Purchaser has the financial means to complete the transactions that form the subject matter hereof without resorting to any external sources of financing not already committed at the date hereof.

5.9 Share Consideration

(a) The Share Consideration to be issued to on the Closing Date pursuant to this Agreement will be validly issued and outstanding as of the Closing as fully paid and non-assessable common shares in the capital of the Purchaser.

(b) The Share Consideration to be issued on the Closing Date pursuant to this Agreement will be exempt from the prospectus requirement, and in compliance with the registration requirement, of the Securities Act (Ontario) and will not result in the contravention of the Securities Act (Ontario). The first trade of the common shares in the capital of the Purchaser comprising the Share Consideration is subject to Section 2.5 of National Instrument 45-102 – Resale of Securities.

5.10 Listing

The outstanding Purchaser Shares are listed and posted for trading on the TSX and Nasdaq.

5.11 Public and Regulatory Filings

(a) The Purchaser is a “reporting issuer” in each of the provinces of Canada and is in compliance, in all material respects, with the securities Laws of such provinces and the applicable rules and regulations of the TSX. No delisting, suspension of trading in, or cease trading order with respect to, the Purchaser Shares or any other securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened, and no legal proceedings have been instituted that might result in any such action being taken or order being made, and no written notification or other communication in writing from a securities regulator or the TSX threatening to take any such action or make any such order has been received by the Purchaser.

(b) The Purchaser has prepared and filed with the securities regulators in each of the provinces in Canada in which it is a “reporting issuer” or equivalent all material documents required to be filed by it under securities Laws as a result of its status as a “reporting issuer”. All documents and information included in the public record were, as of their respective dates, in compliance in all material respects with applicable securities Laws and did not, as of their respective dates, contain a misrepresentation (as such term is defined in the Securities Act (Ontario)). As of the date of this Agreement (i) the Purchaser has not filed any confidential material change report or similar document that is not generally available to the public with any securities regulator or any stock exchange, and (ii) there is no adverse “material change” (as such term is defined the Securities Act (Ontario)) in respect of the Purchaser or the Purchaser Shares that has not been generally disclosed (within the meaning of the Securities Act (Ontario)).

ARTICLE 6
COVENANTS

6.1 Access to Purchased Business and Purchased Assets

During the Interim Period:

(a) The Sellers and the Sellers’ Representative shall make available to the Purchaser and its authorized representatives all title documents, Contracts, financial statements, policies, plans, reports, licences, Orders, permits, books of account, accounting records and other documents, information and data relating to the Purchased Business. The Sellers and the Sellers’ Representative shall afford the Purchaser and its authorized representatives reasonable access to the Purchased Assets. At the Purchaser’s request, the Sellers and the Sellers’ Representative shall execute such consents, authorizations and directions as may be reasonably necessary to permit any inspection of the Purchased Business or any of the Purchased Assets or to enable the Purchaser or its authorized representatives to obtain access to files and records relating to any of the Purchased Assets maintained by any Governmental Authority. At the Purchaser’s request, the Sellers and the Sellers’ Representative shall co-operate with the Purchaser in arranging any such meetings as the Purchaser may reasonably request with: employees employed in the Purchased Business; customers, suppliers, distributors or others who have or have had a business relationship with any Seller in respect of the Purchased Business; and auditors, accountants, solicitors or any other Persons engaged or previously engaged to provide services to any Seller who have knowledge of matters relating to the Purchased Business or the Purchased Assets.

(b) The exercise of any rights of inspection by or on behalf of the Purchaser under this Section 6.1 shall be carried out in such manner as not to interfere unduly with the normal operation of the Purchased Business and shall be at the Purchaser’s sole cost and expense.

6.2 Consent to Transfer Not Obtained Prior to Closing

If any rights, benefits or remedies under any Contract to which Seller is a party (the “Contract Rights”) are not assignable to the Purchaser without the consent of the other party or parties to that Contract (or a third party) and that consent is not obtained by the Time of Closing and the Closing occurs, then from and after the Time of Closing:

(a) each such Contract (a “Non-Assigned Contract”) will be deemed not to have been assigned by any Seller party thereto to the Purchaser under this Agreement;

(b) each Seller party thereto shall hold the Contract in trust for the exclusive benefit of the Purchaser;

(c) the Sellers shall, at the request and expense and under the direction of the Purchaser, acting reasonably, do all things or cause all things to be done that the Purchaser, acting reasonably, considers necessary or desirable to perform the obligations of each Seller party thereto under the Non-Assigned Contracts so as to preserve the value of the Contract Rights, ensure that those Contract Rights will enure to the benefit of the Purchaser, and ensure that all amounts receivable under the Non-Assigned Contracts will be received by the Purchaser;

(d) each Seller party thereto shall promptly pay over to the Purchaser all amounts collected by such Seller under the Non-Assigned Contracts;

(e) the Purchaser shall promptly pay all amounts payable under the Non-Assigned Contracts or, if any such amount is paid by any Seller party thereto, shall promptly reimburse such Seller for any amount so paid;

(f) the Sellers and the Purchaser shall make commercially reasonable efforts and cooperate with each other in good faith to obtain the necessary consents under the Non-Assigned Contracts; and

(g) if any Seller party thereto obtains the necessary consent under a Non-Assigned Contract in form satisfactory to the Purchaser, acting reasonably, then, effective as of the date Purchaser receives a copy of that consent, that Non-Assigned Contract will be deemed to have been assigned and transferred by such Seller to the Purchaser.

Nothing in this Section 6.2 will relieve any Seller of its obligations under Section 6.4(c).

6.3 Books and Records

At the Time of Closing, the Sellers’ Representative and the Sellers shall deliver to the Purchaser the Books and Records. The Purchaser covenants to use reasonable care to preserve the Books and Records so delivered to it for a period of six years from the Closing Date, or for such longer period as is required by any applicable Law and will permit the Sellers or their authorized representatives reasonable access thereto in connection with the affairs of the Sellers.

6.4 Conduct of Purchased Business Prior to Closing

Except as set out in Schedule 6.4, during the Interim Period, the Sellers shall, and where applicable shall cause the Purchased Entity to:

(a) conduct the Purchased Business only in the Ordinary Course of Business and no Seller shall, without the prior written consent of the Purchaser, enter into any transaction or refrain from doing any action which, if effected before the date of this Agreement, would constitute a material breach of any representation, warranty, covenant or other obligation hereunder of such Seller;

(b) continue to maintain in full force and effect all policies of insurance or renewals thereof now in effect, and shall give all notices and present all claims under all policies of insurance in a due and timely fashion;

(c) use Best Efforts to give or obtain, at or prior to the Time of Closing, all Contractual Consents;

(d) use commercially reasonable efforts to preserve intact the Purchased Business and Purchased Assets and to carry on the Purchased Business in the Ordinary Course of Business;

(e) use commercially reasonable efforts to maintain in full force and effect the Sellers’ rights in the Intellectual Property;

(f) comply with applicable Laws in all material respects;

(g) pay and discharge the liabilities of the Sellers relating to the Purchased Business in the Ordinary Course of Business, except those contested in good faith by the Sellers, provided that the Sellers shall promptly keep the Purchaser apprised of any such good faith contests;

(h) take or cause to be taken all necessary corporate action, steps and proceedings to approve or authorize the execution and delivery of this Agreement and documents contemplated hereby and the transfer of the Purchased Assets and the Purchased Equity to the Purchaser and to cause all necessary meetings of directors and shareholders of the Sellers to be held for such purpose;

(i) use commercially reasonable efforts to satisfy the conditions contained in Section 8.4; and

(j) without limiting the generality of the foregoing, not, without the prior written consent of the Purchaser, not to be unreasonably withheld, conditioned or delayed:

(i)	enter into any Contract that would be a Material Contract if in existence on the date hereof or amend, modify, waive any rights under or terminate any Material Contract;

(ii)	make or agree to any capital expenditures (x) in excess of XXX XXX individually or (y) that in the aggregate would exceed XXX XXX during the Interim Period;

(iii)	make any material changes to the credit terms offered to customers or suppliers;

(iv)
grant or promise any bonuses, whether monetary or otherwise, or make or promise any wage or salary increases in respect of or to any of its Employees, or materially change the terms of employment for any Employee or enter into, amend or terminate any employment, “golden parachute” or similar Contract with any Employee;

(v)	hire or terminate the employment or engagement of any Employees or Independent Contractor with a salary or compensation in excess of XXX XXX per year;

(vi)
enter into, adopt or amend the funding, payment or accrual practices, or any terms of any Employee Plan or (except for normal increases in the Ordinary Course of Business) increase in any manner the compensation or fringe benefits of any Employee or pay any benefit not required by any existing Employee Plan or other such arrangement;

(vii)
take any step to dissolve, wind-up or otherwise affect any Seller’s or the Purchased Entity’s continuing corporate existence or amalgamate or merge with any other Person or amend such Seller’s or Purchased Entity’s Constating Documents;

(viii)	sell, lease, revalue, or otherwise dispose of any rights in any of the Purchased Assets other than in the Ordinary Course of Business;

(ix)	terminate or waive any material rights relating to the Purchased Business;

(x)	initiate, compromise or settle any material Proceeding;

(xi)	create or permit the creation of any Encumbrance on the Purchased Assets, except for any Permitted Encumbrances in the Ordinary Course of Business;

(xii)	make any change in its accounting principles, policies, practices or methods, except as may be required by GAAP;

(xiii)
in the case of the Purchased Entity, (A) declare or pay any dividends or distributions, or redeem or repurchase any equity interests, or (B) issue, or grant any options to acquire any, capital stock in the Purchased Entity;

(xiv)	incur, assume or guarantee any debt for borrowed money in connection with the Purchased Business except unsecured current obligations and liabilities incurred in the Ordinary Course of Business;

(xv)	in the case of the Purchased Entity, lend money to any Person;

(xvi)
in the case of the Purchased Entity, make, by contribution to capital, property transfers, purchase of securities or otherwise, any material investment (other than investments in marketable securities and cash equivalents) in any Person, other than investment portfolio transactions in the Ordinary Course of Business;

(xvii)
prepare or file any Tax Return inconsistent with past practice or, on any Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Closing or accelerating deductions to prior periods ending on or before the Closing), settle or otherwise compromise any claim relating to Taxes, otherwise settle any dispute relating to Taxes, or request any ruling or similar guidance with respect to Taxes; and

(xviii)       authorize or commit to take any of the foregoing actions.

6.5 Approvals

(a) In the event that, after the date hereof, the Sellers and the Purchaser identify any Approvals required to discharge their respective obligations under this Agreement, the Sellers and the Purchaser shall (i) make or cause to be made all notifications, filings, applications and submissions required or advisable in order to obtain and maintain the Approvals, and (ii) use all reasonable efforts to promptly respond to any information requests made by any Governmental Authority in connection with the Approvals and to obtain and maintain the Approvals in a timely manner so as to enable the Closing to occur as soon as reasonably practicable (and in any event no later than the Outside Date).

(b) Subject to applicable Laws, the Parties will (i) coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 6.5, including providing each other or the other Party’s counsel with advance copies and reasonable opportunity to comment on all notices and information or other correspondence supplied to or filed with any Governmental Authority and all notices and correspondence received from any Governmental Authority (subject to applicable legal privileges), and (ii) promptly notify the other of any communication from any Governmental Authority in respect of the transactions contemplated by this Agreement, and shall not make any submissions or filings, respond to any information request, or participate in any meetings or any material conversations with any Governmental Authority in respect of any filings, investigations or other inquiries related to the transactions contemplated by this Agreement unless it consults with the other Party in advance. To the extent that any information or documentation to be provided to a Party pursuant to this Section 6.5 is competitively sensitive, such information may be provided to external counsel for the other Party on an external counsel only basis. The Parties will provide each other with copies of any substantive written electronic communication received from Governmental Authorities with respect to all applications, filings or other processes related to the Approvals and will give each other the opportunity to attend and participate in all substantive meetings, telephone calls or other discussions with Governmental Authorities in respect of the Approvals.

6.6 Employees

(a) The Sellers’ Representative shall provide to the Purchaser with an up-to-date list of the names of the Employees at least four weeks prior to the Closing Date, and on the date that is three Business Days prior to the Closing Date. On the Closing Date, the Sellers’ Representative shall also deliver to the Purchaser an up-to-date list of such Schedule as of the Time of Closing certified complete by a senior officer of the Sellers. Except for the employees listed on Schedule 6.6 (the “Excluded Employees”), the Purchaser shall make offers of employment, effective as at the Designated Time, to all Employees of the Sellers on terms and conditions that provide for no less favourable salary and incentive targets (excluding any terms relating to change-of-control or transaction payments), and for no less favourable in the aggregate health and welfare benefits, than those under which such Employees are currently employed by the Sellers, and such compensation and benefits will be maintained by the

Purchaser for a period of not less than one year following the Time of Closing except where the Transferred Employee’s employment terminates prior to the end of that period. Employees of EDI will continue their employment with the Purchaser in connection with the purchase of the Purchased Equity, effective as at the Time of the Equity Transfer (such employees, the “Purchased Entity Employees”).  XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX   Following the date of this Agreement, the Sellers’ Representative shall cause the Sellers to provide information about and access to the Employees and shall otherwise cooperate in the Purchaser’s efforts to make offers of employment and obtain acceptances as contemplated by this Section 6.6. All Employees of the Sellers who accept the Purchaser’s offer of employment and commence employment with the Purchaser, and all Employees of EDI who commence employment with the Purchaser, shall be referred to herein as the “Transferred Employees”. Nothing in this Agreement limits the right of the Purchaser to terminate the employment of any of the Transferred Employees at any time in accordance with applicable Law.

(b) The Purchaser shall be responsible for all liabilities:

(i)
for salary, wages, bonuses, incentives, commissions, vacations, vacation pay and other compensation accrued to the Closing Date, to the extent included in Closing Working Capital, or relating to the employment of all Transferred Employees after the Closing Date;

(ii)	related to the termination of employment of the Transferred Employees by the Purchaser following the Closing Date; and

(iii)
to any Employee who is eligible to receive an offer of employment from the Purchaser pursuant to Section 6.6(a) but who does not receive such offer of employment, and which arise directly or indirectly out of, as a result of, in connection with or pursuant to the Seller’s termination of the employment of such Employee as a result of failure of Purchaser to deliver such offer of employment.

(c) The Sellers shall be responsible for all liabilities related to Employees and the Transferred Employees not set out in Section 6.6(b), including but not limited to the following:

(i)
for salary, wages, bonuses, commissions, vacations, vacation pay and other compensation, whether vested or unvested, and benefits relating to the employment of all Transferred Employees prior to the Closing Date; and

(ii)
for salary, wages, bonuses, commissions, vacations, vacation pay and other compensation, whether vested or unvested and benefits relating to the employment or termination of employment of all Employees who are not Transferred Employees (including Excluded Employees).

(d) The Sellers and the Employee Plans shall retain responsibility for all amounts payable by reason of or in connection with any and all claims incurred under the Employee Plans by the Employees (and their eligible dependants) on or prior to the Closing Date or, whether such claims are reported before or after the Closing Date. For the purposes of this Section 6.6(d), a claim shall be deemed to have been incurred:

(i)	with respect to a death or dismemberment claim, on the actual date of death or dismemberment;

(ii)
with respect to a short-term or long-term disability claim, the date of occurrence of the injury or accident or the date of diagnosis of the illness or other event giving rise to such claim or series of related claims;

(iii)
with respect to an extended health care claim, including vision, dental and medical treatments, the date of diagnosis of the illness or condition or other event giving rise to the claim or treatment; and

(iv)	with respect to a prescription drug claim, the date the prescription is filled.

(e) Notwithstanding anything else in this Agreement, the Sellers and the Employee Plans shall retain responsibility for (A) any and all disability claims, including both short term and long term disability claims, in respect of (i) Purchased Entity Employees who are in receipt of such disability benefits as of the Closing Date and (ii) any Purchased Entity Employee where the date of occurrence of an injury or accident or the date of diagnosis of the illness or other event giving rise to a disability claim or series of related disability claims occurs prior to Closing Date ((i) and (ii), collectively being “Purchased Entity Disability Employees”), and (B) life insurance and accidental death and dismemberment benefits for Purchased Entity Disability Employees while such Purchased Entity Disability Employees remain in receipt of disability benefits.

XXX          XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX

6.7 Transitional Services

The Purchaser agrees to allocate reasonable and appropriate resources after Closing (i) to collect XXX XXX XXX XXX XXX XXX and the 90 Days Accounts Receivable and (ii) to submit its claim in respect of XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX , in each case including the performance of any ancillary actions reasonably requested by the Sellers, provided, that the Sellers shall promptly reimburse the Purchaser for all direct out-of-pocket costs incurred by the Purchaser and its Affiliates in performing such actions following receipt of reasonable documentation of such costs, and the Sellers shall provide such assistance as may be reasonably requested by the Purchaser in connection with such collection.

6.8 Confidential Information

(a) Each Party acknowledges having received Confidential Information belonging to the other Party in the course of negotiating this Agreement. As used herein, the term “Confidential Information” includes any and all of the following information of the Parties that has been or may hereafter be disclosed by either Party or its Representatives (collectively, a “Disclosing Party”) to the other Party or its Representatives (collectively, a “Receiving Party”) by any means, whether written, oral, electronic or visual:

(i)	all information that is a trade secret under applicable trade secret or other Law;

(ii)
all information concerning product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer hardware, software and computer software and database technologies, systems, structures and architectures;

(iii)
all information concerning the business and affairs of the Disclosing Party (which includes historical and current financial statements, financial projections and budgets, Tax Returns and accountants’ materials, historical, current and projected sales, capital spending budgets and plans, business plans, strategic plans, marketing and advertising plans, publications, client and customer lists and files, Contracts, the names and backgrounds of key personnel and personnel training techniques and materials, however documented), and all information obtained from review of the Disclosing Party’s documents or property or discussions with the Disclosing Party regardless of the form of the communication; and

(iv)
all notes, analyses, compilations, studies, summaries and other material prepared by the Receiving Party to the extent containing or based, in whole or in part, upon any information included in the foregoing.

Information is not, however, “Confidential Information” if it (x) was already in the possession of the Receiving Party, or becomes known or available to the Receiving Party from a source not known by the Receiving Party to be under an obligation of confidentiality to the Disclosing Party (y) becomes known generally otherwise than through breach of this Agreement, or (z) has been independently developed by the Receiving Party or its Representatives without violating any of its obligations under this Agreement or use of the Confidential Information.

(b) Any trade secrets of a Disclosing Party shall also be entitled to all of the protections and benefits under applicable trade secret Law and other applicable Law. If any information that a Disclosing Party deems to be a trade secret is found by a court of competent jurisdiction not to be a trade secret for purposes of this Agreement, such information shall still be considered Confidential Information of that Disclosing Party to the extent included within the definition of that term.

(c) Each Receiving Party acknowledges the confidential and proprietary nature of the Confidential Information of the Disclosing Party and agrees that such Confidential Information (i) shall be kept confidential by the Receiving Party; (ii) shall not be used for any reason or purpose other than to evaluate and consummate the transactions contemplated by this Agreement; and (iii) without limiting the foregoing, shall not be disclosed by the Receiving Party to any Person, except in each case as otherwise expressly permitted by the terms of this Agreement or with the prior written consent of an authorized representative of the Sellers with respect to their Confidential Information or an authorized representative of the Purchaser with respect to its Confidential Information. Each Party shall disclose the Confidential Information of the other Party only to its Representatives who require such material for the purpose of evaluating the transactions contemplated by this Agreement and are informed by such Party of the confidentiality obligations herein. Each Party shall (iv) enforce the terms of this Section 6.8 as to its respective Representatives; (v) take such action to the extent necessary to cause its Representatives to comply with the terms and conditions of this Section 6.8; and (vi) be responsible and liable for any breach herein of by its Representatives.

(d) Unless and until this Agreement is terminated, the Sellers and the Sellers’ Representative shall maintain as confidential any Confidential Information of the Sellers relating to any of the Purchased Assets, the Purchased Business and the Assumed Liabilities. Notwithstanding the preceding sentence, the Sellers may use any Confidential Information of the Sellers before the Closing in the Ordinary Course of Business in connection with the transactions permitted by Section 6.4.

(e) From and after the Closing, the provisions of Sections 6.8(a) and (b) above shall not apply to or restrict in any manner the Purchaser’s use of any Confidential Information of the Sellers relating solely to the Purchased Assets, the Purchased Business or the Assumed Liabilities.

(f) Notwithstanding Section 6.8(c), each Receiving Party or its Representatives may disclose Confidential Information if the Receiving Party or its Representatives are requested or required to disclose all or any part of the Confidential Information by judicial or administrative process or by any other requirement of applicable Law, in which case, if permitted, the Receiving Party will promptly notify the Disclosing Party of such request or requirement, and will cooperate with the Disclosing Party (at the cost of the Disclosing Party) to obtain a protective order or other appropriate remedy in respect of the Confidential Information at issue. If a protective order or other remedy is not available, or if the Disclosing Party waives compliance with the terms of this Section 6.8(f), the Receiving Party may disclose only that portion of such Confidential Information pursuant to this subparagraph (f) that the Receiving Party is advised in writing by its legal counsel is legally required to be disclosed, and the Receiving Party shall not be liable for such disclosure unless such disclosure was caused by or resulted from a previous disclosure by such Receiving Party not permitted by this Agreement.

(g) Prior to any public announcement of the transaction contemplated hereby pursuant to Section 11.9, neither Party shall disclose this Agreement or any aspects of such transaction except to its board of directors, its senior management, its shareholders, its legal, accounting, financial or other professional advisors, any financial institution contacted by it with respect to any financing required in connection with such transaction and counsel to such institution, or as may be required by any applicable Law or any regulatory authority or stock exchange having jurisdiction.

6.9 Post-Closing Use of Personal Information

(a) From and after the Closing Date, the Purchaser covenants to (i) use and disclose the Personal Information for the sole purposes for which it was collected, used or disclosed by the Seller in the Purchased Business prior to the Closing and only if necessary for the conduct of the Purchased Business after Closing; (ii) protect and keep secure the Personal Information in a manner appropriate to the sensitivity of the Personal Information; and (iii) give effect to any withdrawal of consent to collect, use or disclose the Personal Information.

(b) The Purchaser covenants to notify individuals whose Personal Information is transferred to the Purchaser pursuant to this Agreement within 30 days after the Closing Date that the purchase of the Purchased Business has been completed and that Personal Information about them was disclosed to the Purchaser in connection with such transactions.

6.10 Exclusivity

During the period from the date of this Agreement until the earlier of the Closing Date and the date that this Agreement is terminated, no Seller nor any of its employees, directors, officers, shareholders, advisors, agents or other Representatives shall, nor shall any Seller cause or permit or countenance any of its employees, officers, directors, shareholders, advisors, agents or other representatives to, solicit, directly or indirectly, discuss or otherwise communicate or otherwise entertain or deal with any offer for the purchase of, license of, or other investment in any or all of the Purchased Assets or the Purchased Equity, and the Sellers their employees, directors, officers, shareholders, advisors, agents or other representatives shall deal exclusively with the Purchaser in good faith during such time period.

6.11 Financing Cooperation

(a) The Sellers shall provide to the Purchaser all cooperation requested by the Purchaser that is necessary, proper or advisable in connection with (x) the committed financing obtained by the Purchaser for purposes of completing the transactions contemplated by this Agreement, and (y) to the extent that this Agreement has not been terminated, any equity financing pursued by the Purchaser prior to the completion of the transactions contemplated hereunder ((x) and (y) together, the “Financing”), including: (i) participation in meetings, presentations and due diligence sessions; (ii) providing detailed information and assisting with the preparation of documents, disclosures and other material in connection with the Financing; (iii) furnishing the Purchaser with financial statements and related information for such periods as are required in connection with the Financing and other financial and other pertinent information regarding the Sellers as may be reasonably requested by the Purchaser in connection therewith; (iv) obtaining accountants’ comfort letters and legal opinions if and as reasonably requested by the Purchaser; and (v) taking all actions reasonably necessary and appropriate to permit the parties to the Financing to complete customary pre-closing due diligence on the Purchased Assets and Purchased Business.

(b) Each Seller hereby consents to the use of logos applicable to the Purchased Business in connection with the Financing; provided, however, that such logos are used solely in a manner that is neither intended, nor reasonably likely, to harm or disparage the Sellers or the reputation or goodwill of the Sellers, their Affiliates and their respective marks.

(c) The Purchaser shall: (i) promptly reimburse the Sellers and any of their respective Affiliates and Representatives for all of the reasonable and documented out-of-

pocket costs and expenses (including legal and accounting fees) incurred by the Sellers and their directors, officers, managers, members, employees, stockholders, Representatives, advisors and Affiliates in connection with this Section 6.11; and (ii) indemnify and hold harmless the Sellers and their directors, officers, managers, members, employees, stockholders, Representatives, advisors and Affiliates from and against all Damages or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith.

(d) Notwithstanding anything in this Agreement to the contrary (including this Section 6.11), none of the Sellers or any of their respective Affiliates or Representatives shall be required to, as a result of the requirements imposed by this Section 6.11: (i) waive or amend any terms of this Agreement or agree to pay any commitment or other fee or reimburse any expenses prior to the Closing; (ii) incur any liability or give any indemnity in connection with the Financing prior to the Closing; (iii) take any action that would require any director, officer or employee of the Sellers to execute any document, agreement, certificate or instrument prior to the Closing other than as otherwise contemplated herein; (iv) take any action that would unreasonably interfere with the ongoing business or operation of the Sellers or their Representatives; (v) take any action that would cause any representation or warranty in this Agreement to be breached or become inaccurate; (vi) result in the Sellers or any of its Affiliates incurring any liability with respect to the matters relating to the Financing or cause any director, officer or employee of the Sellers to incur any personal liability; (vii) conflict with or violate the Sellers’ Constating Documents or applicable Laws; (viii) result in the contravention of, or that could reasonably be expected to result in a violation or breach of, or a default under, any Contract to which any Seller is a party; or (ix) provide access to or disclose information that any Seller determines would jeopardize any lawyer-client privilege or which is restricted or prohibited under applicable Laws. Notwithstanding anything in this Agreement to the contrary: (A) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Sellers or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing shall be effective until (or that is not contingent upon) the Closing; and (B) none of the Sellers or their respective Affiliates or Representatives shall have any liability or incur any Damages with respect to the Financing or any marketing materials, presentations or disclosure documents in connection therewith in the event the Closing does not occur.

(e) For greater certainty, notwithstanding the generality of this Section 6.11, it is agreed and understood that nothing in this Section 6.11 shall impose a financing condition of any kind on the Closing.

6.12 D&O Indemnification and Insurance

(a) The Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring prior to the Closing Date existing in favour of the current or former directors or officers (each, a “D&O Indemnified Party”) of the Purchased Entity as provided in its Constating Documents will remain obligations of the Purchased Entity and will continue in full force and effect in accordance with their terms for a period of not less than six years from the Closing.

(b) Prior to the Closing, the Sellers shall cause the Purchased Entity to obtain and fully pay for customary “tail” coverage with reputable and financially sound carriers or otherwise, directors’ and officers’ and corporate liability insurance, fiduciary liability insurance and employment practices liability insurance covering the D&O Indemnified Parties providing benefits, terms, conditions, retentions and levels of coverage that are at least as favorable to any beneficiary as such existing policies held by the Purchased Entity prior to the Closing. The Sellers shall bear the costs of such “tail” policy, and such costs, if for whatever reason not paid prior to the Closing, shall be included in the determination of Closing Working Capital as a Current Liability. The Purchaser shall cause the Purchased Entity to perform at the expense of the Sellers all obligations of the Purchased Entity, if any, under all such “tail” insurance policies and shall not (and shall cause the Purchased Entity not to) take any action following the Closing to cause such “tail” policy to be cancelled or any provision therein to be amended or waived; provided, that neither the Purchaser, Purchased Entity nor any Affiliate thereof shall be obligated to pay any premiums or other amounts in respect of such policy.

(c) The provisions of this Section 6.12 are intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Party and his or her heirs and representatives. From and after the Closing, the Purchaser shall cause the Purchased Entity to pay or cause to be paid (as incurred) all expenses, including reasonable fees and expenses of counsel, that a D&O Indemnified Party may incur in enforcing the indemnity and other obligations provided for in this Section 6.12 (subject to reimbursement if such D&O Indemnified Party is subsequently determined not to be entitled to indemnification under this Section 6.12)

6.13 Business Acquisition Reports

(a) The Sellers and the Sellers’ Representative shall assist the Purchaser in preparing its business acquisition report required to be filed pursuant to Part 8 of National Instrument 51-102 Continuous Disclosure Obligations as may be modified by any exemptive relief granted pursuant to applicable Law (the “BAR Requirements”). Such assistance shall include (i) providing financial and other information reasonably requested by the Purchaser to satisfy the BAR Requirements (including any information reasonably requested by the Purchaser in connection with any exemptive relief application related to the BAR Requirements), (ii) making available to the Purchaser on reasonable notice all books and records related to the Purchased Business, (iii) providing reasonable access to the financial personnel of the Sellers and the Purchased Entity, (iv) procuring relevant personnel of the Sellers’ auditors, (v) providing the Sellers’ auditor with customary and required management representation letters, in each case as may be reasonably required by the Purchaser to comply with the BAR Requirements, (vi) using commercially reasonable efforts to cause the Sellers’ auditor to provide to the Purchaser an unqualified audit opinion with respect to any audited financial statements of the Purchased Business required pursuant to the BAR Requirements, and (vii) using commercially reasonable efforts to provide or obtain any other assistance, documentation or consents reasonably requested by the Purchaser for the purpose of satisfying the BAR Requirements. In connection with the foregoing and to the extent not otherwise delivered on the Closing Date, the financial statements for the Purchased Business for the most recently completed fiscal year and fiscal quarter required in accordance with the foregoing will be provided by the Sellers to the Purchaser no later than 45 days after such Closing Date.

(b) The Purchaser shall: (i) promptly reimburse the Sellers and any of their respective Affiliates and Representatives for all of the reasonable and documented out-of-pocket costs and expenses (including legal and accounting fees) incurred by the Sellers and their directors, officers, managers, members, employees, stockholders, Representatives, advisors and Affiliates in connection with Section 6.13(b); and (ii) indemnify and hold harmless the Sellers and their directors, officers, managers, members, employees, stockholders, Representatives, advisors and Affiliates from and against all Damages or incurred by any of them in connection with the BAR Requirements and any information used in connection therewith.

(c) Notwithstanding anything in this Section 6.13 to the contrary, none of the Sellers or any of their respective Affiliates or Representatives shall be required to: (i) waive or amend any terms of this Agreement or agree to pay any commitment or other fee or reimburse any expenses prior to the Closing; (ii) incur any liability or give any indemnity in connection with the BAR Requirements prior to the Closing; (iii) take any action that would require any director, officer or employee of the Sellers to execute any document, agreement, certificate or instrument prior to the Closing other than as otherwise contemplated herein; (iv) take any action that would unreasonably interfere with the ongoing business or operation of the Sellers or their Representatives; (v) take any action that would cause any representation or warranty in this Agreement to be breached or become inaccurate; (vi) result in the Sellers or any of its Affiliates incurring any liability with respect to the matters relating to the BAR Requirements or cause any director, officer or employee of the Sellers to incur any personal liability; (vii) conflict with or violate the Sellers’ Constating Documents or applicable Laws; (viii) result in the contravention of, or that could reasonably be expected to result in a violation or breach of, or a default under, any Contract to which any Seller is a party; or (ix) provide access to or disclose information that any Seller determines would jeopardize any lawyer-client privilege or which is restricted or prohibited under applicable Laws. Notwithstanding anything in this Agreement to the contrary: (A) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Sellers or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the BAR Requirements shall be effective until (or that is not contingent upon) the Closing; and (B) none of the Sellers or their respective Affiliates or Representatives shall have any liability or incur any Damages with respect to the BAR Requirements or any materials or disclosure documents in connection therewith in the event the Closing does not occur.

6.14 Name Change

Within 60 days of the Closing Date, the Sellers’ Representative shall provide the Purchaser with evidence of the change of each of the Sellers’ corporate names to a name that does not include MSR, “Management Systems”, or any trademark set out in Schedule 2.2(g).

6.15 Access to Insurance; Assumed Proceedings

(a) The Sellers shall cause any carriers who have underwritten insurance policies of the Sellers which provide insurance coverage (on an occurrence or claims made basis) to the Sellers to continue to make coverage available to the Purchaser following the Closing for claims arising out of occurrences prior to the Closing to the extent such claims are covered prior to the date hereof. The Sellers shall not be required to pay any additional premiums to continue such policies beyond the current policy period but shall not release, commute, buy-back or otherwise eliminate the coverage available to the Sellers under any such insurance policies, nor be obliged to renew or extend any existing policies that terminate by their terms after Closing, provided that the Sellers shall provide the Purchaser with notice of any such payment or obligation as soon as practicable after the Sellers become aware thereof so that the Purchaser may take steps to discharge such payment or obligation. The Sellers acknowledge the right of the Purchaser for access to the benefit of such insurance for such pre-Closing occurrences. Following the Closing, at the cost of the Purchaser, the Seller shall cooperate with and assist Purchaser in issuing notices of claims under such insurance policies, presenting such claims for payment and collecting insurance proceeds related hereto for the benefit of the Purchaser.

(b)

(i)
General. All rights and recoveries (including any judgment, settlement, award and/or other amount awarded) associated with the Assumed Proceedings or to any Seller from and after Closing will be for the benefit of the Purchaser. To the extent the Sellers receive any payment in connection with the Assumed Proceedings following the Closing, the Sellers shall pay, within five Business Days of receipt thereof, the amount of such payment to the Purchaser. Subject to applicable Laws, all payments to the Purchaser pursuant to this Section 6.15(b) shall be treated as adjustment to the Purchase Price, and such agreed treatment shall govern for purposes of this Agreement.

(ii)
Power to Direct and Control. Following the Closing, the Purchaser shall have the sole right to and shall control and direct the pursuit, defence, proceedings, negotiations, discussions and settlement of the Assumed Proceedings in its sole and reasonable discretion, subject to Section 6.15(b)(iii). The Sellers shall reasonably cooperate with the Purchaser and provide all information relating to the Assumed Proceedings as the Purchaser may reasonably request, reasonably make available themselves or their personnel, provide such testimony and access to their books and records, and execute and deliver such agreements, documents and instruments (including settlement agreements subject to Section 6.15(b)(iii)) as shall be reasonably necessary in connection therewith.

(iii)
Consent Required for Certain Settlements. The Purchaser shall be entitled to enter into any settlement of or otherwise compromise any aspect of the Assumed Proceedings without the prior written consent of the Sellers; provided, that the Purchaser shall not enter into any settlement or compromise without the prior written consent of the Sellers’ Representative not to be unreasonably withheld, conditioned or delayed, if the terms of the settlement would:

(A)
impose non-monetary relief on any Seller (other than customary settlement provisions, including confidentiality and non-disparagement covenants and releases in connection with the subject matter of the Assumed Proceedings, each of which is in a form that is consistent with standard practice in the settlement of disputes); or

(B)
require any Seller to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the third party or waive any rights that the Sellers may have that are unrelated to the Assumed Proceedings (other than customary settlement provisions of the type described above).

6.16 XXX  XXX XXX XXX XXX XXX XXX  and 90 Days Accounts Receivable

From the Time of Closing until September 30, 2019, the Purchaser shall, or shall cause EDI to, pay to the applicable Seller an amount equal to any amounts received and collected with respect to XXX  XXX XXX XXX XXX XXX XXX and the 90 Days Accounts Receivable, provided, however, that in the case of amounts collected the amount paid shall be net of the product of (i) the amount, if any, included in EDI’s or the Purchaser’s income under paragraph 12(1)(i) of the Tax Act relating to such amounts received and collected, and (ii) the applicable combined federal and provincial Tax rate applicable to EDI of the Purchaser, as applicable, in the year of receipt; and provided, further, that neither the Purchaser nor EDI shall have any obligation to incur any expense or take any action to obtain collection of such 90 Days Accounts Receivable other than as contemplated by Section 6.7. Subject to applicable Law, each amount paid under this Section 6.16 shall be an upward adjustment to the Purchase Price.

6.17 XXX  XXX XXX XXX XXX XXX XXX

XXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXX

ARTICLE 7
TAX MATTERS

7.1 Preparation of Tax Returns

(a) Tax Return Preparation. The Purchaser shall cause to be prepared and filed on a timely basis all Tax Returns for the Purchased Entity for (i) any Pre-Closing Tax Period for which Tax Returns have not been filed as of the Closing Date and (ii) for any Straddle Period for which Tax Returns are required to be prepared and filed (all such Tax Returns referred to in clause (i) and (ii) of this Section 7.1(a) being referred to herein as the “Stub Period Returns”). The Purchaser shall prepare each such Stub Period Return on a basis consistent with (x) applicable Law and (y) the past practices and procedures of the Purchased Entity, as applicable. Notwithstanding the foregoing, in any Stub Period Return, the Purchased Entity shall not deduct any amount in the nature of a reserve or claim any Tax credit that would require the Purchased Entity to include in a taxable period ending after the Time of Closing any amount of income, unless the Tax liability in respect of such income (determined as though such income were the only income or loss of the entity for the tax period and without regard for the availability of any loss carryforwards or carrybacks) is taken into account in computing the Closing Working Capital. For the avoidance of doubt, the Purchaser may cause the Purchased Entity to make an election pursuant to subsection 256(9) of the Tax Act in respect of the taxation year of the Purchased Entity, as the case may be, ending on the acquisition of control of it by the Purchaser. The Purchaser shall provide to the Sellers’ Representative for its review a draft of each Stub Period Return no later than 30 days in the case of an income Tax Return, and 10 days in the case of any other Tax Return, prior to the due date for filing such Tax Return with the appropriate Governmental Authorities. The Sellers’ Representative shall notify the Purchaser in writing within 15 days in the case of an income Tax Return, and 5 days in the case of any other Tax Return, after delivery of a Stub Period Return if it has any reasonable comments with respect to items set forth in such Stub Period Return. The Purchaser shall consider in good faith all such comments.

(b) Payment of Pre-Closing Taxes. Other than Taxes which were specifically taken into account in computing the Closing Working Capital, MSR shall pay (i) all Taxes due with respect to all Tax Returns for the Purchased Entity for any Pre-Closing Tax Period and (ii) with respect to all Tax Returns for the Purchased Entity for any Straddle Period, Taxes allocable to the portion of the Straddle Period ending immediately prior to the Closing Date (as determined under Section 7.1(c)).

(c) Straddle Periods. In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending immediately prior to the Closing Date shall be:

(i)
In the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period prior to the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(ii)
In the case of Taxes not described in subparagraph (i) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, or Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property), the amount of any such Taxes shall be determined as if such taxable period ended immediately prior to the Closing Date.

7.2 Tax Contests

If a Purchaser’s Indemnified Party receives any written proposal to assess or reassess, assessment, reassessment, appeal or notification of similar Proceeding (each, a “Tax Notice”) with respect to any Tax in respect of which a claim may be made for indemnification under this Agreement (an “Indemnified Tax”), such Purchaser’s Indemnified Party shall promptly (but in any event within 10 Business Days of receipt) deliver a copy of the Tax Notice to the Sellers’ Representative, together with all correspondence relating to, and any other documents received in respect of, such Tax Notice. The failure to give such notice shall not relieve the Sellers of the Tax indemnification obligations provided hereunder except to the extent that such failure materially affects the Sellers’ ability to defend such claim or respond in a timely manner, or in any way materially prejudices the Sellers. The foregoing notwithstanding, the Purchaser may not settle any Tax audit or other Tax contest for Indemnified Taxes without the prior written consent of the Sellers’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed. For greater certainty, the right to control, participate and settle any Tax audit or other Tax contest shall be subject to Section 10.10.

7.3 Tax Indemnification Events

Notwithstanding any other provision of this Agreement, the following provisions shall apply in respect of any claims for Indemnified Taxes:

(a) Initial Tax Payments. In the case of a Tax Notice that is a notice of assessment or reassessment, a notice of confirmation of an assessment or reassessment, a notice of garnishment, or a similar document in respect of any Indemnified Taxes, the Sellers shall, within

15 days of receipt of written notice of such claim (whether by the Sellers or the Sellers’ Representative), reimburse the applicable Purchaser’s Indemnified Party for an amount equal to (a) the full amount of such Indemnified Taxes in respect of which a Governmental Authority has taken or has given notice in writing of an intention to take collection action, or (b) the full amount that has been garnished and applied towards any Indemnified Taxes, as applicable.

(b) Final Determination True-Up. Upon the occurrence of a Tax Indemnification Event, (i) to the extent that the total of the amounts previously paid by the Sellers in respect of the relevant Indemnified Taxes is less than the amount so determined to be the amount of the Indemnified Taxes, the Sellers shall forthwith (and, in any event, within fifteen days of the time that the applicable Purchaser’s Indemnified Party notifies the Sellers’ Representative of the occurrence of the Tax Indemnification Event) pay to such Purchaser’s Indemnified Party the amount of the Indemnified Taxes less the total of the amounts previously paid, and (ii) to the extent that the total of the amounts previously paid by the Sellers in respect of such Indemnified Taxes exceeds the amount so determined to be the amount of the Indemnified Taxes, such Purchaser’s Indemnified Party shall forthwith upon receipt or confirmation of any refund or credit of such Indemnified Taxes (and, in any event, within 15 days of the receipt or confirmation of such refund or credit) pay to the Sellers the amount of such refund or credit (including any interest paid or credited with respect thereto but net of any Taxes payable by the Purchaser’s Indemnified Party in respect of such refund, credit or interest).

7.4 Tax Cooperation

Each Party shall provide reasonable cooperation to the other Party and its counsel in respect of Tax matters, including:

(a) making available to each other in a timely fashion such data, documents and other information as may reasonably be required for the preparation and filing of all Stub Period Returns, or for the conduct of any Tax contest, and preserving all such data, documents and information until the expiry of the limitation period under applicable Law with respect to the taxation years or periods covered by such Stub Period Returns, or until a Final Determination has been made in respect of such Tax contest, as the case may be; and

(b) timely signing and delivering such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) Taxes, or an exemption from (or an extension in respect of) an obligation to file Tax Returns.

7.5 Elections and Covenants

(a) Excessive Eligible Dividend Designation Election. If it is determined that the Purchased Entity made an “excessive eligible dividend designation” (as defined in subsection 89(1) of the Tax Act), the Sellers hereby concur (or shall cause the recipient of the relevant dividend to concur) in the making of an election under subsection 185.1(2) of the Tax Act in respect of the full amount thereof, and such election shall be made by the Purchased Entity, as the case may be, in the manner and within the time prescribed by subsections 185.1(2) and 185.1(3) of the Tax Act.

(b) Excessive Capital Dividend Election. If it is determined that the Purchased Entity made an election under subsection 83(2) of the Tax Act in respect of the full amount of any dividend payable by it on shares of any class of its capital stock and the full amount of such dividend exceeded the amount of the Purchased Entity’s “capital dividend account” (as defined in the Tax Act) immediately before the dividend became payable, the Sellers hereby concur (or shall cause the recipient of the relevant dividend to concur) in the making of an election under subsection 184(3) of the Tax Act in respect of such dividend.

ARTICLE 8
CLOSING

8.1 Transfer

(a) Subject to compliance with the terms and conditions hereof, each of the following events shall occur and be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Time of the Equity Transfer and completing at the Time of Closing:

(i)	the transfer of the Purchased Equity shall take place,

(ii)	the transfer of the Purchased Assets that are held by MSRCCTG shall take place,

(iii)	the transfer of the Purchased Assets that are held by MSR shall take place; and

(iv)	the transfer of the Purchased Assets that are held by any Seller other than MSR and MSRCCTG shall take place.

(b) Unless otherwise agreed, all other closing transactions shall be deemed to have occurred simultaneously. The Closing shall take place electronically.

8.2 Closing Deliveries by the Sellers and the Sellers’ Representative

At the Closing, the Sellers or the Sellers’ Representative shall deliver or cause to be delivered to the Purchaser, each in form and substance satisfactory to the Purchaser, acting reasonably:

(a) the bring-down certificates referred to in Sections 8.4(a) and (b);

(b) customary deeds, assignments, bills of sale and other conveyancing documents, in form and substance acceptable to the Purchaser and the Sellers, each acting reasonably, sufficient to transfer the various categories of Purchased Assets described in Section 2.2 free and clear of all Encumbrances other than Permitted Encumbrances including registrable assignments of the leasehold interests in the Leased Real Property and ancillary documents that are customarily delivered with or as part of such transfers and assignments (such registrable documents, the “Registration Documents”)

(c) stock transfer powers and original share certificates in respect of the Purchased Equity;

(d) resignations and releases, in a form mutually acceptable to the Sellers’ Representative and the Purchaser, of such directors and officers of the Purchased Entity as specified by the Purchaser;

(e) a counterpart of the Escrow Agreement, executed by each Seller and the Sellers’ Representative;

(f) a counterpart of the TSA, executed by MSRCC;

(g) a counterpart of the Replacement Lease, executed by all parties thereto;

(h) a copy certified by a senior officer of each Seller and the Purchased Entity (as applicable) of the Constating Documents of such Seller and the Purchased Entity (as applicable), and of the resolution of such Seller’s and Purchased Entity’s (as applicable) directors, shareholders or partners (as applicable) approving the transaction contemplated by this Agreement and the deliveries required herein;

(i) a receipt for the Closing Date Payment;

(j) the Required Customer Consents;

(k) any Contractual Consents obtained in connection with Section 6.4(c), other than the Required Customer Consents, together with directions relating to any payments to be made under the Contracts;

(l) a non-competition agreement between the Purchaser and each of the Sellers, and between the Purchaser and the Founder Beneficiaries, and between the Purchaser and each of the individuals listed on Schedule 4.32(i), substantially in the form attached hereto as Exhibit 8.2(l);

(m) the deliveries contemplated by Section 4.11(i);

(n) the GST elections referred to in Section 3.8(b), if applicable;

(o) registered discharges of all Encumbrances affecting the Purchased Assets that are not Permitted Encumbrances; and

(p) all other documents required to be delivered by any Seller to the Purchaser pursuant to this Agreement or reasonably necessary to give effect to the transactions contemplated hereby.

8.3 Closing Deliveries by the Purchaser

At the Closing, the Purchaser shall deliver or cause to be delivered to the Sellers’ Representative, each in form and substance satisfactory to the Sellers’ Representative, acting reasonably:

(a) the bring-down certificates referred to in Sections 8.5(a) and (b);

(b) such of the documents referred to in Section 8.2(b) as a purchaser would customarily execute;

(c) a counterpart of the Escrow Agreement, executed by the Purchaser;

(d) a counterpart of the TSA, executed by the Purchaser;

(e) a copy certified by a senior officer of the Purchaser of the Constating Documents of the Purchaser and of the resolution of the Purchaser’s directors approving the transaction contemplated by this Agreement and the deliveries required herein;

(f) the Closing Date Payment;

(g) the GST elections referred to in Section 3.8(b), if applicable;

(h) a receipt for the Purchased Assets acknowledging the purchase of the Purchased Assets pursuant to this Agreement;

(i) an instrument of assumption of the Assumed Liabilities, in form and substance acceptable to the Sellers and the Purchaser, each acting reasonably;

(j) correspondence from TSX providing conditional approval of the listing of the Share Consideration; and

(k) all other documents required to be delivered by the Purchaser to any Seller pursuant to this Agreement.

8.4 Conditions of Closing in Favour of the Purchaser

The sale and purchase of the Purchased Assets is subject to the following terms and conditions for the exclusive benefit of the Purchaser, to be performed or fulfilled at or prior to the Time of Closing:

(a) Representations and Warranties.  (i) The Seller Fundamental Representations (except for the representation made in XXX  XXX XXX XXX XXX XXX XXX or XXX  XXX XXX XXX XXX XXX XXX will be true and correct at the Time of Closing except for any failure of any representations and warranties to be so true and correct as a result of any de minimis inaccuracies; (ii) the representations and warranties of Sellers made in XXX  XXX XXX XXX XXX XXX XXX will be true and correct in all respects at the Time of Closing; and (iii) the representations and warranties of Sellers made in XXX  XXX XXX XXX XXX XXX XXX and all other representations and warranties of the Sellers contained in this Agreement will be true and correct at the Time of Closing except to the extent that all inaccuracies or incompleteness therein would not, in the aggregate, have or reasonably be expected to have a Material Adverse Effect (it being understood that for the purposes of such determination, all such representations and warranties that are qualified as to “material”, “material respects”, “Material Adverse Effect” or words of similar import or effect will be deemed to have been made without such qualification), and a certificate of a senior officer of each Seller, dated the Closing Date, to that effect shall have been delivered to the Purchaser;

(b) Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by each Seller at or before the Time of Closing shall have been complied with or performed in all material respects, and a certificate of a senior officer of each Seller, dated the Closing Date, to that effect shall have been delivered to the Purchaser;

(c) No Action or Proceeding. No legal or regulatory action or Proceeding shall be pending or threatened by any Governmental Authority to enjoin, restrict or prohibit the purchase and sale of the Purchased Assets contemplated hereby;

(d) Closing Deliveries by Sellers: Sellers shall be ready, willing and able to make the deliveries required by Section 8.2; and

(e) Employees. No fewer than XXX of the other Employees shall have accepted the Purchaser’s offers of employment or otherwise transfer to the Purchaser as a matter of Law.

Any such condition may be waived in whole or in part by the Purchaser without prejudice to any claims it may have for breach of covenant, representation or warranty hereunder.

8.5 Conditions of Closing in Favour of the Sellers

The sale and purchase of the Purchased Assets is subject to the following terms and conditions for the exclusive benefit of the Sellers, to be performed or fulfilled at or prior to the Time of Closing:

(a) Representations and Warranties. All representations and warranties of the Purchaser contained in this Agreement will be true and correct in all material respects at the Time of Closing (it being understood that for the purposes of such determination, all representations and warranties that are qualified as to “material”, “material respects” or words of similar import or effect will be deemed to have been made without such qualification), and the Purchaser will have executed and delivered a certificate of a senior officer of the Purchaser to that effect;

(b) Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser at or before the Time of Closing shall have been complied with or performed in all material respects, and a certificate of a senior officer of the Purchaser, dated the Closing Date, to that effect shall have been delivered to the Sellers;

(c) No Action or Proceeding. No legal or regulatory action or Proceeding shall be pending or threatened by any Governmental Authority to enjoin, restrict or prohibit the purchase and sale of the Purchased Assets contemplated hereby; and

(d) Closing Deliveries by the Purchaser: Purchaser shall be ready, willing and able to make the deliveries required by Section 8.3.

Any such condition may be waived in whole or in part by the Sellers, or the Sellers’ Representative on behalf of such Sellers, without prejudice to any claims any of them may have for breach of covenant, representation or warranty.

8.6 XXX  XXX XXX XXX XXX XXX XXX

XXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX XXX

ARTICLE 9
TERMINATION

9.1 Termination Rights

(a) Subject to Section 9.2, this Agreement may be terminated by notice in writing given at or prior to the Time of the Equity Transfer:

(i)
by the Purchaser if any of the conditions in Section 8.4 has not been satisfied at the time specified in Section 8.4 or is incapable of being satisfied by the Outside Date, except that the right to terminate this Agreement under this Section 9.1(a)(i) shall not be available if the failure of such condition to be satisfied was due to the Purchaser’s failure to fulfill any of its covenants, obligations or breach of any of its representations and warranties in this Agreement;

(ii)
by the Sellers’ Representative if any of the conditions in Section 8.5 has not been satisfied at the time specified in Section 8.5 or is incapable of being satisfied by the Outside Date, except that the right to terminate this Agreement under this Section 9.1(a)(ii) shall not be available if the failure of such condition to be satisfied was due to a Seller’s failure to fulfill any of its covenants, obligations or breach of any of its representations and warranties in this Agreement;

(iii)
by either the Purchaser or the Sellers’ Representative if the Closing has not occurred on or before XXX  XXX XXX XXX XXX XXX  (the “Outside Date”) (or such later date as the Parties may agree), except that the right to terminate this Agreement under this Section 9.1(a)(iii) shall not be available to a Party if the failure of such condition to be satisfied was due to such Party’s (or in the case of the Sellers’ Representative, a Seller’s) failure to fulfill any of its covenants, obligations or breach of any of its representations and warranties in this Agreement.

(iv)
by the Purchaser if the Purchaser is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by any Seller under this Agreement that would give rise to the failure of any of the conditions under Section 8.4 and such breach, inaccuracy or failure has not been cured, to the extent it is capable of being cured, within 30 days of Sellers’ Representative receipt of written notice of such breach from the Purchaser; or

(v)
by Sellers’ Representative if the Sellers are not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by any Purchaser under this Agreement that would give rise to the failure of any of the conditions under Section 8.5 and such breach, inaccuracy or failure has not been cured, to the extent it is capable of being cured, within 30 days of the Purchaser’s receipt of written notice of such breach from the Sellers’ Representative.

(b) This Agreement may be terminated by mutual written agreement of the Purchaser and the Sellers’ Representative.

9.2 Effect of Exercise of Termination Rights

If this Agreement is terminated under Section 9.1, the Parties will be discharged from any further obligations under this Agreement, except that:

(a) each Party’s respective obligations under Sections 6.6 (Employees), 6.8 (Confidential Information), 6.11(c) and 6.11(d) (Reimbursement of Sellers – Financing Cooperation), 6.13(b) and 6.13(c) (Reimbursement of Sellers – Business Acquisition Reports), 11.8 (Fees & Expenses) and 11.9 (Consultation) will continue indefinitely; and

(b) in the case of a termination under Section 9.1(a), any rights, remedies or causes of action the terminating Party may have based on the other Party’s wilful breach will continue unimpaired.

ARTICLE 10
R&W INSURANCE POLICY; RECOURSE

10.1 R&W Insurance Policy

(a) The Parties acknowledge that the Purchaser has obtained the R&W Insurance Policy subject to a conditional binder, and true and correct copies of the R&W Insurance Policy and such conditional binder have been provided to the Sellers.

(b) The Purchaser acknowledges and agrees that the R&W Insurance Policy shall at all times provide that:

(i)
the insurer shall have no, and shall waive and not pursue any and all subrogation rights against the Sellers except for fraud or wilful misconduct (as defined in such policy) based solely on the representations and warranties in Article 4;

(ii)	each Seller is a third-party beneficiary of such waiver; and

(iii)
the Purchaser shall not amend the R&W Insurance Policy in any manner adverse to the Sellers (including with respect to the subrogation provisions or the exclusion provisions) without express written consent from Sellers’ Representative.

(c) At such times as required by the conditional binder to the R&W Insurance Policy, the Purchaser shall pay or cause to be paid, and shall be solely liable for, all costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commission for the Purchaser’s broker, and Taxes related to such policy, except for any deductible or retention amount under such policy, which shall be partially borne by the Sellers as outlined herein.

10.2 Survival

All provisions of this Agreement and of any other agreement, certificate or instrument delivered pursuant to this Agreement, other than the conditions in Article 8 hereof, shall not merge on Closing but shall survive the execution, delivery and performance of this Agreement and the Closing, subject to the limitations set forth herein.

10.3 Indemnity by the Sellers

The Sellers shall, on a joint and several basis, indemnify the Purchaser’s Indemnified Parties and save them fully harmless against, and will reimburse or compensate them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a)
any incorrectness in or breach of any representation or warranty of the Sellers contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(b)
any breach or any non-fulfilment of any covenant or agreement on the part of the Sellers contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, in each case that is meant to be performed after the Closing Date;

(c)
any Taxes and other damages which may be suffered or incurred by any of the Purchaser’s Indemnified Parties (“Indemnified Taxes”) as a result of, or arising out of or in connection with or related in any manner whatsoever to any Taxes required to be paid by the Purchased Entity (and any successor thereto) (i) in respect of a Pre-Closing Tax Period for the Purchased Entity (including with respect to such matters pertaining to the Purchased Entity disclosed on Schedule 4.24), or (ii) in respect of the portion of a Straddle Period for the Purchased Entity ending immediately prior to the Closing Date (as determined under Section 7.1(c)), in each case, except to the extent such Taxes were specifically taken into account in computing the Closing Working Capital; and

(d)	the Retained Liabilities.

10.4 Indemnity by the Purchaser

The Purchaser shall indemnify the Sellers’ Indemnified Parties and save them fully harmless against, and will reimburse or compensate them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a)
any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(b)
any breach or any non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, in each case that is meant to be performed after the Closing Date;

(c)	the Assumed Liabilities; and

(d) the obligations described in Section 6.6(b).

10.5 Claim Notice

If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article 10, the Indemnified Party shall promptly give written notice thereof (a “Claim Notice”) to the Indemnifying Party; provided, that Sellers’ Representative shall give or receive such notices on behalf of any Seller Indemnified Party, as applicable. The Claim Notice shall specify whether the potential Damages arise as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the potential Damages arise as a result of a claim directly by the Indemnified Party against the Indemnifying Party (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Direct Claim or Third Party Claim, as the case may be; and

(b)	the amount of the potential Damages arising therefrom, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party (or the Sellers’ Representative, as the case may be) does not receive a Claim Notice in time effectively to contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Indemnifying Party to the Indemnified Party under this Article 10 shall be reduced only to the extent that Damages are actually incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give the Claim Notice on a timely basis. Nothing in this Section 10.5 shall be construed to affect the time within which a Claim Notice must be delivered pursuant to Sections 10.6(a) and 10.6(b) in order to permit recovery pursuant to Section 10.3(a) or 10.4(a) as the case may be.

10.6 Time Limits for Delivery of Claim Notice

(a) Notice by the Purchaser. No Damages may be recovered from the Sellers pursuant to Section 10.3 unless (subject to the fraud and wilful misconduct exceptions below) a Claim Notice is delivered by the Purchaser in accordance with the timing set out below:

(i)	with respect to all breaches of Section 10.3(a) other than pertaining to the Seller Fundamental Representations and the Tax Representations, XXX XXX XXX XXX XXX XXX

(ii)	with respect to all breaches of Section 10.3(a) pertaining to the Seller Fundamental Representations, XXX XXX XXX XXX XXX XXX

(iii)
with respect to all breaches of Section 10.3(a) pertaining to the Tax Representations, and with respect to any claim under Section 10.3(c), until XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX XXX  XXX XXX XXX XXX XXX

provided, however, that in the event of fraud or wilful misconduct of the Sellers, then notwithstanding the foregoing time limitations, the Purchaser’s Indemnified Parties shall be entitled to deliver a Claim Notice at any time for purposes of such a claim. This Section 10.6(a) shall not be construed to impose any time limit on the Purchaser’s right to assert a claim to recover Damages under Section 10.3(b) and Section 10.3(d) whether or not the basis on which such a claim is asserted could also entitle the Purchaser to make a claim for Damages pursuant to Section 10.3(a).

(b) Notice by the Sellers. No Damages may be recovered from the Purchaser pursuant to Section 10.4(a) unless a Claim Notice is delivered by the Sellers’ Representative on or before XXX  XXX XXX XXX XXX XXX provided, however, that in the event of fraud of the Purchaser, then notwithstanding the foregoing time limitations, the Sellers’ Representative shall be entitled to deliver a Claim Notice at any time for purposes of such a claim. This Section 10.6(b) shall not be construed to impose any time limit on the Sellers’ right to assert a claim to recover Damages under Section 10.4(b), 10.4(c), or 10.4(d) whether or not the basis on which such a claim is asserted could also entitle the Seller to make a claim for Damages pursuant to Section 10.4(a).

(c) In the event that written notice of any bona fide claim for indemnification under this Article 10 shall have been given in accordance with this Agreement within the applicable period specified in this Section 10.6, the rights and obligations that are the subject of such claim for indemnification shall survive with respect to such claim until such time as such claim is fully and finally resolved.

10.7 Monetary Limitations

(a) The Sellers shall not be liable for any amounts for which the Purchaser’s Indemnified Parties are otherwise entitled to indemnification pursuant to Sections 10.3(a) or 10.3(c) unless the aggregate amount of all Damages for which the Purchaser’s Indemnified Parties are entitled to indemnification exceeds XXX  XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX (the “Purchase Agreement Deductible”) XXX  XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX  For greater certainty and without limiting the generality of the foregoing part of this Section 10.7: (x) XXX  XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX (y) XXX  XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXXXXX  XXX XXX XXX XXX XXX provided, further, that this Section 10.7(a) shall not apply to claims for Damages suffered, incurred or realized by, imposed upon or asserted against any of the Purchaser’s Indemnified Parties based on fraud or wilful misconduct of a Seller.

(b) Notwithstanding anything to the contrary in this Agreement and subject to any lower limitations set forth herein, (i) except in the case of fraud or wilful misconduct of a Seller, the maximum aggregate liability of the Sellers pursuant to Sections 10.3(a) and 10.3(c) shall not exceed XXX  XXX XXX XXX XXX XXX and (ii) the maximum aggregate liability of the Sellers pursuant to this Agreement shall not exceed XXX  XXX XXX XXX XXX XXX. The maximum aggregate liability of the Purchaser pursuant to Section 10.4 shall not exceed XXX  XXX XXX

(c) XXX  XXX XXX XXX  XXX XXX XXX  XXX XXX the Purchaser and the Sellers’ Representative shall execute and deliver a joint direction to the Escrow Agent authorizing the Escrow Agent to release whatever portion of the Indemnity Escrow Amount was not previously and is not then subject to a claim for Damages in accordance with the terms of this Article 10 to an account or accounts designated by the Sellers’ Representative in writing.

10.8 Limitation Periods

Notwithstanding the provisions of the Limitations Act, 2002 (Ontario) or any other statute, a proceeding or arbitration in respect of a claim for indemnification or otherwise arising from any breach or inaccuracy of any representation or warranty in this Agreement shall be commenced on or before the second anniversary of the date on which the Party making the representation or warranty was notified by the Indemnified Party of the claim, so long as the Party was notified of the claim prior to the end of the time period specified in Section 10.6. Any applicable limitation period is extended or varied to the full extent permitted by Law to give effect to this Section 10.8.

10.9 Direct Claims

In the case of a Direct Claim, the Indemnifying Party shall have 60 days from receipt of a Claim Notice in respect thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 10, together with all such other information as the Indemnifying Party may reasonably request. If the Parties fail to agree at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof), the Indemnified Party shall be free to pursue such remedies as may be available to it.

10.10 Third Party Claims

(a) Rights of Indemnifying Party. In the event a Claim Notice is delivered with respect to a Third Party Claim, the Indemnifying Party (in the case of a Seller Indemnified Party, the Sellers’ Representative on its behalf) shall have the right, at its expense, to participate in but not control the negotiation, settlement or defence of the Third Party Claim, which control shall rest at all times with the Indemnified Party, unless the Indemnifying Party (in the case of an Indemnifying Party that is a Seller, the Sellers’ Representative on its behalf):

(i)	irrevocably and unconditionally acknowledges in writing complete responsibility for, and agrees to indemnify the Indemnified Party in respect of all Damages relating to, the Third Party Claim; and

(ii)
furnishes evidence to the Indemnified Party whenever requested by the Indemnified Party, which is satisfactory to the Indemnified Party, acting reasonably, of the Indemnifying Party’s financial ability to indemnify the Indemnified Party;

in which case the Indemnifying Party (or the Sellers’ Representative, as applicable) may assume such control at its expense through counsel of its choice; provided, however, that notwithstanding the foregoing, the Indemnifying Party shall not be permitted to assume control of the negotiation, settlement or defence of the Third Party Claim if: (A) such Third Party Claim seeks equitable relief against the Indemnified Party as a primary form of relief; (B) such Third Party Claim involves criminal liability; or (C) such Third Party Claim is by a current material customer or supplier of the Purchased Business, the Purchaser or its Affiliates, or (D) the Third Party Claims could reasonably result in Damages in excess of, the Indemnifying Party’s maximum remaining indemnification obligations under this Agreement.

(b) Respective Rights on Indemnifying Party’s Assumption of Control. If the Indemnifying Party (or, in the case of an Indemnifying Party that is a Seller, the Sellers’ Representative) elects to assume control as contemplated in Section 10.10(a), the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses incurred as a result of such assumption. The Indemnified Party shall continue to have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party (or the Sellers’ Representative, as applicable) consents to the retention of such counsel at its expense or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case the fees and disbursements of such counsel shall be paid by the Indemnifying Party. The Indemnified Party shall co-operate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defence and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim.

(c) Lack of Reasonable Diligence. If, having elected to assume control as contemplated by Section 10.10(a), the Indemnifying Party thereafter fails to conduct the negotiation, settlement or defence of the relevant Third Party Claim with reasonable diligence, then the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

(d) Other Rights of Indemnified Party. If the Indemnifying Party does not, or is not permitted to, assume control of the defence of any Third Party Claim pursuant to Section 10.10(a), the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

10.11 Calculation of Damages

For purposes of this Article 10, any breach or inaccuracy of any representation or warranty or Damages calculated in respect of such breach or inaccuracy of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty, except with respect to Section 4.33(d).

10.12 Insurance Policies and Tax Benefits and Detriments

Notwithstanding anything contained in this Agreement to the contrary, Damages of all Indemnified Parties shall be net of any insurance, or other prior or subsequent recoveries actually received (including under or pursuant to any insurance policy, indemnity, reimbursement agreement or Contract pursuant to which or under which any Indemnified Party is a party or has rights, but excluding any recoveries received under the R&W Insurance Policy on the basis that the Sellers are not liable for such amounts) by the Indemnified Parties in connection with the facts giving rise to the right of indemnification, but shall include an increase in insurance premiums. The amount of any Damages that an Indemnified Party will be entitled to recover will be (i) reduced by any net Tax benefits actually realized by such Indemnified Party in the year of the payment in respect of the Damages as a result of the deductibility of such payment, and (ii) increased by any net Tax detriment actually incurred by such Indemnified Party in the year of payment resulting from such Damages.

10.13 Mitigation

Each Indemnified Party shall use reasonable efforts to mitigate any claim or liability that such Indemnified Party asserts or is reasonably likely to assert under this Article 10. In the event that any Indemnified Party shall fail to make such reasonable efforts to mitigate any such claim or liability, then notwithstanding anything contained in this Agreement to the contrary, the Indemnifying Party shall not be required to indemnify the Indemnified Party for that portion of any Damages that the Indemnifying Party can demonstrate would have been avoided if the Indemnified Party had made such efforts.

10.14 No Double Recovery

No Indemnified Party shall be entitled to recover from any Indemnifying Party under this Article 10 or under any other agreement delivered pursuant to this Agreement, more than once in respect of the same Damages to the extent recovered (notwithstanding that such Damages may result from breaches of multiple provisions of this Agreement and/or other agreements delivered pursuant to this Agreement). For greater certainty, no Damages may be claimed under this Article 10 by any Indemnified Party to the extent such amounts are otherwise taken into account in calculating the Purchase Price in accordance with Article 3.

10.15 Agency for Non-Parties

Notwithstanding Section 11.12, each Party hereby accepts each indemnity in favour of each of its Indemnified Parties who are not Parties as agent and trustee of that Indemnified Party. Each Party may enforce an indemnity in favour of any of that Party’s Indemnified Parties on behalf of each such Indemnified Party.

10.16 Exclusive Remedy

Following the Time of Closing, a Party’s sole and exclusive remedy for any claim or cause of action it may have against any Party or, in the case of the Purchaser, the Sellers’ Representative in respect of this Agreement or any certificate or other document delivered pursuant to this Agreement, whether arising under or based upon any Law or otherwise, shall be limited to, as applicable:

(a) seeking an equitable remedy pursuant to Section 11.2;

(b) disputes under Section 3.6 (which disputes shall be resolved in accordance with dispute resolution mechanism set out therein); and

(c) the rights of the Party under this Article 10 and, in the case of the Purchaser, under the R&W Insurance Policy.

ARTICLE 11
MISCELLANEOUS

11.1 Sellers’ Representative; Power of Attorney.

(a) Appointment. By executing this Agreement, each Seller hereby appoints, as of the date of this Agreement XXX  XXX XXX together with XXX permitted successors, as the Sellers’ Representative, to act as its true and lawful agent and attorney-in-fact to enter into any agreement or transaction contemplated by this Agreement and to: (i) give and receive notices and communications to or from Purchaser (on behalf of itself or any other Purchaser Indemnified Party) and/or the Escrow Agent relating to this Agreement or any other agreement contemplated hereby or any of the transactions and other matters contemplated hereby or thereby (except to the extent that Section 11.1 or 11.4 expressly contemplates that such notice or communication shall be given or received by the Sellers individually); (ii) authorize deliveries to Purchaser of cash from the Working Capital Escrow Amount or the Indemnity Escrow Amount in satisfaction of claims asserted by Purchaser (on behalf of itself or any other Purchaser Indemnified Party, including by not objecting to claims thereto) and authorize payments to the Escrow Agent in accordance with the terms of the Escrow Agreement; (iii) object to any claims by Purchaser or any other Purchaser Indemnified Party, including any claims to the Indemnity Escrow Amount or the Working Capital Escrow Amount; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to such claims; (v) assert, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Purchaser Indemnified Party against any Seller or by any Seller against any Purchaser Indemnified Party or any dispute between any Purchaser Indemnified Party and any Seller, in each case relating to this Agreement or the transactions contemplated hereby; (vi) amend this Agreement or any other agreement contemplated hereby (in accordance with the terms of the applicable agreement); and (vii) take all actions necessary or appropriate in the judgment of the Sellers’ Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Seller or consider its specific circumstances. No bond shall be required of the Sellers’ Representative, and the Sellers’ Representative shall receive no compensation for XXX services. Notices or communications to or from the Sellers’ Representative shall constitute notice to or from each Seller.

(b) Acceptance. XXX  XXX XXX   hereby accepts XXX appointment as the Sellers’ Representative.

(c) Purchaser Reliance. Each Seller hereby authorizes Purchaser and its Affiliates to rely upon the agency created under Section 11.1(a) and releases Purchaser and its Affiliates from any and all liability to such Seller of whatever nature arising out of or relating to such agency, to the same extent as though any act committed or omitted by the Seller pursuant to such agency had been committed or omitted by such Seller.

(d) Resignation; Replacement. On thirty (30) days’ prior written notice to the Sellers and Purchaser, the Sellers’ Representative may resign its appointment. Prior to the effective date of such resignation, the Sellers shall designate in writing a replacement Sellers’ Representative who shall possess the same rights and obligations as the then existing Sellers’ Representative. In addition, the Person serving as the Sellers’ Representative may be replaced from time to time by the Sellers upon not less than ten (10) days’ prior written notice to Purchaser. In the event of the Sellers’ Representative’s death or disability, within ten (10) Business Days, the Sellers shall designate in writing a replacement Sellers’ Representative who shall possess the same rights and obligations as the then prior Sellers’ Representative. Promptly upon any designation of a replacement Sellers’ Representative, the Sellers shall cause written notice of such designation of the replacement Sellers’ Representative to be delivered to Purchaser and each Seller, along with all contact and notice information for such replacement Sellers’ Representative.

(e) No Liability. The Sellers’ Representative shall not be liable to any Seller for any act done or omitted under this Agreement or any agreement contemplated hereby while acting in good faith and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. Each Seller, jointly and severally, shall indemnify the Sellers’ Representative and hold XXX harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Sellers’ Representative and arising out of or in connection with the acceptance or administration of XXX duties hereunder or under agreements contemplated hereby. To the extent that any distributions of the Working Capital Escrow Amount or Indemnity Escrow Amount are being made to the Sellers pursuant to the terms of the Escrow Agreement, the Sellers’ Representative may receive reimbursement from the Sellers directly out of any such distributions that are being made to the Sellers for any and all expenses, charges and liabilities, including attorneys’ fees, reasonably incurred by the Sellers’ Representative in the performance or discharge of XXX rights and obligations under this Agreement; provided, however, that neither of Purchaser or the Purchased Entity shall have any liability with respect to such items.

(f) Notice. Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Sellers’ Representative shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all sellers, and shall be final, binding and conclusive upon each Seller; and each Purchaser Indemnified Party and the Escrow Agent shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Seller. Each Purchaser Indemnified Party and the Escrow Agent is hereby relieved from any liability to any Person for any acts done by them in accordance with any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Sellers’ Representative.

(g) Role of the Sellers’ Representative. Without limiting the generality or effect of Section 11.1(a), any claims or disputes between or among any Purchaser Indemnified Party, the Sellers’ Representative and/or any one or more Sellers relating to this Agreement or any other agreement contemplated hereby or the transactions contemplated hereby or thereby shall in the case of any claim or dispute asserted by or against or involving any such Seller (other than any claim against or dispute with the Sellers’ Representative), be asserted or otherwise addressed solely by the Sellers’ Representative on behalf of such Seller (and not by such Seller acting on XXX own behalf).

11.2 Equitable Remedies

The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, shall occur in the event that the Parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated hereby) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled as a matter of right to apply to a court of competent jurisdiction for relief by way of an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties agrees that it shall not oppose the granting of an injunction, specific performance and/or other equitable relief on any basis, including the basis that any other Party has an adequate remedy at Law or that any award of an injunction, specific performance and/or other equitable relief is not an appropriate remedy for any reason at Law or in equity. Any Party seeking: (i) an injunction or injunctions to prevent breaches of this Agreement; (ii) to enforce specifically the terms and provisions of this Agreement; and/or (iii) other equitable relief, shall not be required to show proof of actual damages or to provide any bond or other security in connection with any such remedy.

11.3 Release

(a) Effective as of the Closing, the Purchaser, for itself and the Purchased Entity, and their respective Affiliates and their respective successors, assigns, executors, heirs, officers, directors, managers, partners and employees (each a “Purchaser Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any of the Purchaser Releasors has, might have or might assert now or in the future, against the Sellers and the Sellers’ Representative and any of their Affiliates and their respective successors, assigns, shareholders, officers, directors, managers, partners and employees or any of their respective heirs or executors (in each case in their capacity as such) (each, a “Seller Releasee”), arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed or was taken or permitted at or prior to the Closing; provided, however, that nothing contained in this Section 11.3(a) shall release, waive, discharge, relinquish or otherwise affect the express rights or obligations of any party to the extent arising out of this Agreement, any of the agreements, covenants, instruments or transactions contemplated herein. The Purchaser shall, and shall cause the Purchased Entity to, refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced any legal proceeding, of any kind against a Seller Releasee based upon any matter released pursuant to this Section 11.3(a).

(b) Effective as of the Closing, the Sellers and the Sellers’ Representative, for themselves and their respective Affiliates and their respective successors, assigns, executors, heirs, officers, directors, managers, shareholders, partners and employees (each a “Seller Releasor”), hereby irrevocably, knowingly and voluntarily release, discharge and forever waive and relinquish all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any of the Seller Releasors have, might have or might assert now or in the future, against the Purchaser, the Purchased Entity and their respective successors, assigns, officers, directors, managers, partners and employees or any of their respective heirs or executors (in each case in their capacity as such) (each, a “Purchaser Releasee”), arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed or was taken or permitted at or prior to the Closing; provided, however, that nothing contained in this Section 11.3(b) shall release, waive, discharge, relinquish or otherwise affect the express rights or obligations of any party to the extent arising out of this Agreement, any of the agreements, covenants, instruments or transactions contemplated herein. The Sellers, the Sellers’ Representative, and their respective Affiliates shall refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced any legal proceeding, of any kind against a Purchaser Releasee based upon any matter released pursuant to this Section 11.3(b).

11.4 Notices

(a) Any demand, notice or other communication to be made or given hereunder shall be given in writing and may be made or given by personal delivery or by transmittal by email addressed to the respective Parties as follows:

(i) if to the Sellers:

XXX  XXX XXX XXX  XXX XXX
XXX  XXX XXX
XXX  XXX XXX XXX

XXX  XXXXXX  XXX XXX XXX
XXX         XXX  XXX XXX XXX  XXX XXX

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

Attention:               XXX  XXX XXX XXX
Email:                    XXX  XXX XXX XXX  XXX XXX

and a copy (which shall not constitute notice) to:

Cummings Cooper Schusheim Berliner LLP
4100 Yonge Street, Suite 408
Toronto, Ontario, Canada M2P 2B5

Attention:               XXX  XXX XXX XXX
Email:                    XXX  XXX XXX XXX  XXX XXX

(ii) if to the Purchaser:

The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, ON N2V 1C6

Attention:               XXX  XXX XXX XXX
Email:                    XXX  XXX XXX XXX  XXX XXX

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
199 Bay Street
Toronto, ON M5L 1A9

Attention:  XXX  XXX XXX XXX XXX
Email:  XXX  XXX XXX XXX  XXX XXX XXX  XXX XXX XXX  XXX XXX

or to such other address or email address as any Party may from time to time notify the others in accordance with this Section 11.4.

(b) Any such demand, notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by email as set forth above.

11.5 Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on either Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

11.6 Assignment

No Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Party; provided, however, that the Purchaser may assign or transfer all or any part of its rights and obligations under this Agreement to any one or more of its Affiliates, provided that no such assignment or transfer shall relieve the Purchaser of its obligations under this Agreement. For the avoidance of doubt, the Purchaser’s rights in the preceding sentence shall include the right to designate that any one or more of its Affiliates purchase any portion of the Purchased Assets, assume any portion of the Assumed Liabilities, and advance consideration in respect thereof, and the Sellers shall execute such instruments (including such instruments contemplated by Section 8.2(b)) as may be necessary to give effect to such assignments and allocations.

11.7 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and, where the context so permits, their respective successors and permitted assigns.

11.8 Fees and Expenses

Except as otherwise expressly set out in this Agreement, each Party shall pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement, the Escrow Agreement and other Closing Deliveries and the transactions contemplated herein and therein, including the fees and expenses of legal counsel, financial advisors, brokers, accountants and other professional advisors and fees payable to any Governmental Authorities.

11.9 Consultation

Prior to issuance of the initial press release announcing the transactions contemplated hereby, the Purchaser shall consult with the Sellers’ Representative in good faith with respect to the contents thereof, it being understood that the Sellers’ and Sellers’ Representative consent is not required in connection with any public disseminations pertaining to the transactions contemplated hereby made by the Purchaser, including in connection with such public filings required to be made by the Purchaser pursuant to applicable Law.

11.10 Further Assurances

Each of the Parties shall, at all times after the Closing Date and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered, at the expense of the requesting Party, all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement, including such other instruments of sale, transfer, conveyance, assignment, confirmation, certificates and other instruments as may be reasonably requested in order to more effectively transfer, convey and assign the Purchased Assets and to effectuate the transactions contemplated herein.

11.11 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall together constitute one and the same original document.

11.12 No Third Party Beneficiaries

Except as provided in Sections 6.12 (D&O Indemnification and Insurance), 10.15 (Agency for Non-Parties), and 11.3 (Release) (i) no Person that is not a Party shall be entitled to the benefit of any provisions of this Agreement or have any rights hereunder, and (ii) no Person that is not a Party shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

11.13 Wrong Pockets

(a) If within 18 months following Closing, any Party discovers that any right, title or interest in any asset not used in connection with the Purchased Business (a “Wrong Pocket Excluded Asset”) that was meant to be retained by a Seller pursuant to the terms of this Agreement was transferred to the Purchaser, then (i) the Purchaser shall transfer, as promptly as reasonably practicable, such Wrong Pocket Excluded Asset to the applicable Seller for no additional consideration and the Purchaser’s expense; and (ii) the Purchaser shall hold such right, title and interest in and to the Wrong Pocket Excluded Asset in trust for the applicable Seller until such time as the transfer is completed.

(b) If within 18 months following Closing, any Party discovers that any right, title or interest in any asset used in connection with the Purchased Business (a “Wrong Pocket Asset”) that was meant to be transferred to the Purchaser pursuant to the terms of this Agreement (including, for certainty, any  XXX XXX XXX XXX XXX XXX and 90 Days Account Receivable) was not transferred to the Purchaser as contemplated by this Agreement, then (i) the applicable Seller shall transfer, as promptly as reasonably practicable, such Wrong Pocket Asset to the Purchaser for no additional consideration and at Sellers’ expense; and (ii) the Seller shall hold such right, title and interest in and to the Wrong Pocket Asset in trust for the Purchaser until such time as the transfer is completed.

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IN WITNESS WHEREOF this Agreement has been executed by the Parties on the first date written above.

THE SELLERS:

MSR CUSTOMS & COMMODITY TAX GROUP

by        XXX XXXXXX XXXXXX XXX
Name:   XXX XXXXXX XXXXXX XXX
Title:      Authorized Signatory

MANAGEMENT SYSTEMS RESOURCES INC.

by        XXX XXXXXX XXXXXX XXX
Name:   XXX XXXXXX XXXXXX XXX
Title:      Authorized Signatory

MSR CUSTOMS CORPORATION

by        XXX XXXXXX XXXXXX XXX
Name:   XXX XXXXXX XXXXXX XXX
Title:      Authorized Signatory

MSR INTERNATIONAL INC.

by        XXX XXXXXX XXXXXX XXX
Name:   XXX XXXXXX XXXXXX XXX
Title:      Director
Director

by        XXX XXXXXX XXXXXX XXX
Name:   XXX XXXXXX XXXXXX XXX
Title:      Director

PURCHASER:

THE DESCARTES SYSTEMS GROUP INC.

by        XXX XXXXXX XXXXXX XXX
Name:   XXX XXXXXX XXXXXX XXX
Title:      President

SELLERS’ REPRESENTATIVE:

XXX XXXXXX XXXXXX X
XXX XXXXXX XXXXXX X solely in XXX capacity as Sellers’ Representative